Exhibit 99.2

ALLIED GOLD LIMITED
ACN: 104 855 067

APPENDIX 4E: PRELIMINARY FINAL REPORT

2010

Allied Gold limited	Appendix 4E
A.C.N. 104 855 067	Preliminary Final Report
30 June 2010

Results for Announcement to the Market

This Preliminary Final Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.3A

Current Reporting Period:	30 June 2010

Previous Corresponding Period:	30 June 2009

For and on behalf of the Directors

Peter Torre
Company Secretary

Dated:  27 August 2010

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenue and Net Profit (Loss)				AUD
				$’000’s

Revenue from ordinary activities	down	13%	to	67,555

Profit/(Loss) from ordinary activities after tax attributable to members	up	244%[1]	to	10,228

Net Profit/(Loss) for the period attributable to members	up	244%[1]	to	10,228

[1]
The prior period profit/(loss) from ordinary activities after tax attributable to members and net profit/(loss) for the period attributable to members were restated for the effects of a change in accounting policy in relation to cash flow hedges. Note 3(j) to the consolidated financial statements accompanying this preliminary final report provides information in relation to the change in accounting policy and the restatement of prior period results.

Dividends

No dividends have been paid or declared during the financial year.

Allied Gold limited	Appendix 4E
A.C.N. 104 855 067	Preliminary Final Report
30 June 2010

COMMENTARY ON RESULTS AND OTHER SIGNIFICANT INFORMATION

Commentary

The directors report accompanying this preliminary final report contains a review of operations and commentary on the results for the year ended 30 June 2010.

During the year ended 30 June 2010, the Company acquired full control of Australian Solomons Gold Limited, the owner of the Gold Ridge Project on Guadalcanal Island in the Solomon Islands. Note 30 to the consolidated financial statements accompanying this preliminary final report provides information in relation to the acquisition and the impact of the acquired entity on the financial position and financial results of the consolidated group.

Net Tangible Asset Backing

	30 June 2010 $’000	30 June 2009 $’000

Net Assets	371,065	150,040

Less intangible assets	23,711	11,116

Net tangible assets of the Company	347,354	138,924

Fully paid ordinary shares on issue at Balance Date	1,040,132,142	472,643,276

Net tangible asset backing per issued ordinary share as at Balance Date	$0.3340	$0.2939

Earnings Per Share

Basic Earnings (Loss) Per Share (cents)	1.31	(1.65)
Diluted Earnings (Loss) Per Share (cents)	1.31	(1.65)

Audit Details

The accompanying financial report has been audited.

Annual Financial Statements

30 June 2010

ABN 86 104 855 067

DIRECTORS’ REPORT

The Directors present their report, together with the Financial Statements of Allied Gold Limited (“the Company”) and its subsidiaries (“Allied Gold” or “the Group”) for the year ended 30 June 2010 (“the financial period”).

DIRECTORS

The Directors of the Company in office at any time during or since the end of the financial period are named below. Directors have been in office since the start of the financial period to the date of this report unless otherwise stated.

Name and qualifications	Experience and special responsibilities
Mr Mark V Caruso Executive Chairman Appointed 26 May, 2003

Mr Caruso is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited (since September 2000).

Other current directorships
Non-executive director of Mineral Commodities Limited.

Former directorships in last 3 years
Non-executive director of CI Resources Limited from 2003 to 2008.

Special responsibilities
Executive Chairman of the Board.

Mr T Sean Harvey Non Executive Director M.A. Econ, MBA, LLB Appointed 11 March 2010
Mr Harvey has over 11 years investment banking and merchant banking experience, primarily focused on the mining sector. For the last 10 years, he has held senior executive and board positions with various mining companies.

Other current directorships
Non-Executive Chairman of Andina Minerals Inc. and Victoria Gold Corporation.
Non-Executive Director of Perseus Mining Limited and Polaris Geothermal Inc.

Former directorships in last 3 years
Non-Executive Director of Moto Goldmines Limited and Nord Resources Corp.

Special responsibilities
Chairman of the Audit, Risk and Compliance Committee.

Mr Monty House Non-executive Director Appointed 4 March 2009
Mr House is a member of the Australian Institute of Company Directors and was previously a Member of Parliament in Western Australia. Mr House was elected as Deputy Leader of the National Party in 1988.

Other current directorships
Chairman of Landcorp Western Australia and director of Latent Petroleum.

Former directorships in last 3 years
Chairman of Landgate Western Australia

Special responsibilities
Member of Audit, Risk and Compliance Committee and Chairman of Remuneration and Nomination Committee.

Allied Gold Limited Directors’ report 30 June 2010

Name and qualifications	Experience and special responsibilities

Mr Anthony Lowrie Non-Executive Director Appointed 9 March, 2007
Mr Lowrie has considerable corporate and finance experience. He was Chairman of ABN AMRO Asia Securities Limited having originally been a partner of Hoare Govett Ltd, which he joined in 1973.

Other current directorships

Non-executive director of Kenmare Resources PLC.
Non-executive director of Edinburgh Dragon Fund.

Former directorships in last 3 years
ABN AMRO Bank Limited
Non-executive director of JD Wetherspoon PLC.
Non-executive director of Quadrise Fuels International.
Non-executive director of The Thai Euro Fund.

Special responsibilities
Member of Remuneration and Nomination Committee.

Mr Gregory H Steemson Non-Executive Director Appointed 14 June, 2005
Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration and the development and management of mining projects.

Other current directorships
Nil

Former directorships in last 3 years
Executive director of Sandfire Resources NL from 2003 to 2008 and director and Chief Executive Officer of Mineral Commodities Limited from 7 May 2009 until 31 March 2010.

Special responsibilities
Member of the Remuneration and Nomination Committee and the Audit, Risk and Compliance Committee.

Mr Frank Terranova Executive Director Appointed 10 December 2008
Mr Terranova is a chartered accountant with extensive experience in corporate finance and financial risk management predominantly within the mining and manufacturing industries. He has held many senior finance positions for various ASX listed corporations.

Other current directorships
Nil.

Former directorships in last 3 years
Nil.

Special responsibilities
Chief Financial Officer.

Allied Gold Limited Directors’ report 30 June 2010

DIRECTORS’ MEETINGS

The number of directors’ meetings and number of meetings attended by each of the Directors of the Company during the financial period under review was:

	Board of Directors		Audit Committee		Remuneration and Nomination Committee
	Meetings held*	Meetings attended	Meetings held*	Meetings attended	Meetings held*	Meetings attended
Mark Caruso	10	10	-	-	-	-
Greg Steemson	10	8	6	6	7	5
Anthony Lowrie	10	10	-	-	7	7
Frank Terranova	10	10	-	-	-	-
Monty House	10	10	6	6	7	7
Sean Harvey	2	2	1	1	-	-

* Reflects the number of meetings held during the time the Director held office during the financial period.

COMPANY SECRETARY

Mr Peter Torre was the Company Secretary of Allied Gold Limited from the beginning of the financial period until the date of this report.

Mr Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate, Mr Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its Corporate services Division for over 9 years where he also held the position of Chairman of the National Corporate Services Committee. Mr Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

PRINCIPAL ACTIVITIES

Allied Gold Limited’s gold production and exploration development portfolio is centred on the Pacific Rim of Fire, in particular the Simberi Island in the Tabar Islands of Papua New Guinea.  During the year ended 30 June 2010, 64,327 ounces of gold were produced at Simberi and studies are nearing completion for an expansion of the oxide plant to 5 Mtpa that would increase gold production to approximately 130,000 ounces of gold per annum.

In December 2009, Allied Gold acquired Australian Solomons Gold Limited (ASG), a company listed on the Toronto Stock Exchange (“TSX”) and its principal asset the Gold Ridge mine located on the island of Guadalcanal in the Solomon Islands.  Between 1998 and 2000, whilst in operation, the Gold Ridge mine produced in excess of 200,000 ounces of gold.  Allied Gold is investing $150 million at Gold Ridge to refurbish the plant with first gold pour anticipated in the first calendar quarter of 2011.

RESULTS

The group operating profit after tax was $10,228,815 (2009:restated loss $7,071,651).

DIVIDENDS PAID OR RECOMMENDED

No dividends were paid or declared during or in respect of the 2010 financial year (2009: nil).

Allied Gold Limited Directors’ report 30 June 2010

REVIEW OF OPERATIONS

Simberi Project

Oxide operations

•	Key operating statistics for the mining and processing activities for the period from 1 July 2009 to 30 June 2010 are summarised in the table below:

Key operating statistic	Unit of measure	Volume
Waste mined	tonnes	634,296
Ore mined	tonnes	1,981,500
Total mined	tonnes	2,615,796
Ore processed	tonnes	1,949,650
Grade	g/t gold	1.18
Recovery	%	87.9
Gold produced	ounces	64,327
Gold sold	ounces	63,980

Average realised gold price $ / oz	A$/oz US$/oz	1,136 999

Operating cash cost $ / oz	A$/oz US$/oz	823 729

•
Operations at the Simberi Gold Oxide Project were impacted by continued unseasonal rainfall during the September quarter and a total of thirteen days lost production in December 2009 and January 2010 due to an illegal cease work order and cultural gorgor. The Simberi operation suffered a structural mechanical failure of its Scrubber Trommel processing equipment in the March 2010 quarter which resulted in eight days of lost production and lower gold recovery as CIL tank linings were recoated as part of a scheduled maintenance programme. Despite these operational constraints, the achievement of nameplate capacity for production plant throughput at around 2 Mtpa has provided further confidence that the 3 Mtpa oxide expansion plan will be delivered.

•
The Simberi process plant is now exceeding name plate capacity and gold recoveries are exceeding design criteria. During the first quarter, abnormally high rainfall limited gold production due to the inability to sequentially access the Sorowar mining area in accordance with the budgeted mine plan which resulted in the delivery of an overall lower run of mine head grade than anticipated resulting in lower gold production during the year despite the higher processing volumes.

•
Simberi is now an owner-operator mine, with the termination effective from 1 April 2010 of the Dry Hire contract between Simberi and civil contracting group Mine Site Construction Services (a related party).

•
The company has mobilised an additional 5 articulated dump trucks, 1 excavator and 2 bulldozers to increase mining rates in advance of the proposed oxide expansion initiatives and to maximise production during available working periods.  The full benefits of production and incremental cost reductions in mining rates will be seen in the September 2010 quarter.

Expansion and Debottlenecking Studies

•
GR Engineering Services completed an independent assessment relating to debottlenecking and optimisation of the existing process plant as well as a study to increase the plant capacity from its current nameplate capacity of 2 Mtpa to 3 Mtpa and possibly up to 5 Mtpa which should result in gold production being increased to approximately 100,000 ounces per annum and possibly up to 130,000 ounces per annum respectively.

Allied Gold Limited Directors’ report 30 June 2010

•
This assessment was further developed into a PFS and has adopted a SAG mill in series with the existing ball mill as the processing route and includes two additional 2,500m3 agitated leach tanks and a tailings thickener.

•	Plant debottlenecking activities progressed throughout the year with the following activities being undertaken:

-	Scats crusher and conveying system installed and operational.
-	A second elution column now operational, larger Intertank screens installed to all CIL tanks.
-	Rope conveyor and ore delivery conveyors were upgraded to 600tph, conveyor rain covers installed.
-	SAG mill for the oxide expansion has been purchased.
-	Detailed civil design for leach tanks and lime slaker completed. Refurbishment of used lime slaking plant completed, design completed and tank and structural steel being procured.
-	Tenders for thickener received.
-	The underground high voltage electrical cables have been removed and earthworks for the CIL tank foundations are about to commence.

Remaining debottlenecking and optimisation works include the installation of larger agitator gear boxes and new wet ends for tanks 1, 2 and 3 which have been procured.

Simberi Sulphide Prefeasibility Study (PFS)

•	The Simberi Sulphide Prefeasibility Study is nearing completion and is due for release in the September quarter.

•
The identification of large oxide mineral resource overlying the sulphides has necessitated an additional review of the existing CIL oxide treatment plant capacity which is currently being expanded to 3Mtpa to look at a possible expansion up to 5Mtpa.

•	Metallurgical test work has been substantially completed. As previously reported, process recoveries for sulphide ores via roasting on site of a concentrate is approximately 82%.

•
The Resources estimates have been completed and the Reserve estimates and subsequent mining strategies and capital and operating cost are being generated, again in line with the possible delivery of up to 5Mtpa of oxide ore.

•	Environmental studies including tailings and waste material disposal have been completed but are being reviewed further in line with higher oxide processing rate.

Exploration

•	The on-going drilling campaign during the year was designed to support the Sulphide and Oxide Expansion Studies based around the Pigiput and Pigibo deposits.

Gold Ridge Project

•	A$150 million refurbishment and redevelopment project was approved by the Board of Allied Gold.

•	Official ceremonies to mark the commencement of the redevelopment project were held in March 2010. Project works have commenced and are on schedule for first gold pour in March 2011.

•
An EPC lump sum contract for A$64.3M was awarded to GR Engineering Services (GRES) for refurbishment and expansion of the process plant and ancillaries. Engineering design and drafting is well advanced, and procurement of long lead items has been completed.

Allied Gold Limited Directors’ report 30 June 2010

•
GRES have mobilised to site and completed the removal of old equipment and key components (such as ore crushing and grinding) have been stripped for repair, refurbishment or exchange. Steel for three new additional leach tanks has arrived and erection of the tanks has commenced.

•	Construction equipment including cranes and mining fleet consisting of haul trucks, excavators, dozers and other road maintenance and heavy vehicle support arrived on site in May.

•
Contract for mine camp refurbishment and expansion and landowner village resettlement housing was awarded. Camp refurbishment and installation of additional accommodation units is continuing and will provide for approximately 200 camp beds.

•	The Administration building was completed in May and is now fully equipped and operational with computing and internet facilities and communications installed.

•	The mine warehouse building has been completed.

•	The General Manager of Gold Ridge Mining Limited (GRML) was appointed and commenced duties on site in June. A Resettlement Manager has also been appointed.

•	Pre-operational manning in selected positions has commenced with a strong focus on employment and training of people from the Gold Ridge area.

•	The landowner resettlement program is on track as part of plans to gradually move local villagers. Fabrication of 300 resettlement houses – at the rate of 30 a month – has commenced.

•	In February dewatering of the Tailing Storage Facility commenced. Pumping is on schedule and is due for completion by October which will allow tailings placement to commence when operations restart.

•	Mining activities and the first deliveries of ore to ROM Stockpile expected in the December 2011 quarter. Operator training and construction of related earthworks has commenced.

•
Tenders for power supply were issued, reviewed, and award is pending. The power station will be delivered as a buy-own-operate (BOO) by the contractor with 14 MW of installed capacity and base load requirement of 8.1 MW.

•
The Gold Ridge Geological Resource model was reviewed and a new Reserve estimate derived based on an assumed US$850/oz gold price increasing Gold Ridge’s Probable Reserves inventory by 134,000 ounces – or approximately one year of production.

•	Allied mobilised a reverse circulation (RC) drill to site in June to carry out pre-mining grade control and sterilisation drilling, as well as some near mine exploration.

•	Additional 130 km2 of prospecting area under application.

Corporate

•
On 17 September 2009, Allied Gold announced its offer to acquire the shares of Australian Solomons Gold Limited (“ASG”). On 23 February 2010, Allied completed the compulsory acquisition of the ASG shares that it did not already own. As a consequence of this, Allied moved to 100% ownership of ASG.  ASG was delisted from the Toronto Stock Exchange (“TSX”) at the close on January 28, 2010 and has ceased being a reporting issuer.

•
On 12 November 2009, Allied Gold listed on the TSX as part of a successful capital raising completed during December 2009. A total of A$159M was raised from existing and new institutional shareholders with Allied Gold preserving its blue chip share register. The primary purpose of the funding was to redevelop the Gold Ridge mine in the Solomon Islands.

Allied Gold Limited Directors’ report 30 June 2010

•
In December 2009, a controlled entity of Allied Gold Limited commenced legal action against Intermet Engineers (Pty) Ltd (“Intermet”) and a director of Intermet in respect of breaches of a contract entered into between the controlled entity and Intermet whereby Intermet were contracted to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project. Under the legal action, the controlled entity is claiming damages of not less than $40 million.

•
In July 2007, Allied Gold put in place 170,000 ounces of hedging as part of its Simberi project financing.  The majority of the hedging had been utilised or repaid prior to December 31, 2009 at which time 37,512 ounces of hedging remained. On February 26, 2010 Allied Gold Limited extinguished the last 37,512 ounces of its gold hedging programme giving the Group full price participation in all future production from the Simberi gold mine in Papua New Guinea.

•
In March 2010, Allied negotiated Barrick (PNG)’s withdrawal from the joint venture agreement over Tatau and Big Tabar Islands and consequently reassumed management of exploration in the entire area of permit EL609. Allied made an immediate $2.5 million payment to Barrick (PNG) with a further $3 million to be paid in July 2010 as either cash or Allied shares.  Barrick agreed to place its holding of Allied shares in escrow until 2012.

•
In June 2010, Allied secured a US$35 million debt facility with the International Finance Corporation. The facility is expected to be drawn down in the September 2010 quarter. The 5-year facility has no principal repayments before November 2011 and no gold hedging required. Funds drawn down under the facility are to be applied to the funding of the redevelopment of the Gold Ridge project.

SUBSEQUENT EVENTS

No matter or circumstance has arisen since 30 June 2010 that has significantly affected, or may significantly affect:

(a)	the Group’s operations in future financial years; or
(b)	the results of those operations in future financial years; or
(c)	the Group’s state of affairs in future financial years.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

Simberi Project

The detail of the Simberi Sulphide Pre-feasibility Study and expansion options for the Simberi oxide circuit is due in September. The aim being to increase gold production from the oxide ores, access sulphides faster and deliver incremental expansion synergistic with the needs of sulphide development.

Gold Ridge Project

Development of the 120,000 ounce per annum Gold Ridge mine is fully funded with Allied’s cash at bank and the IFC loan. Pre-development continues with the first gold pour expected during the March 2011 quarter.

Construction activities are anticipated to accelerate in the September quarter with the installation of three additional leach tanks and the commencement of the thickener. The tailings detoxification tank will also be scheduled for completion in September as will the reestablishment of power lines and associated infrastructure. The refurbishment of the SAG mill will be approximately 50% completed by the September quarter.

Mining activities will also increase with operator training being undertaken and the completion of starter pit designs for Valehaichichi and Namachamata pits.

Allied Gold Limited Directors’ report 30 June 2010

Exploration

Simberi near term exploration continues to focus on various sulphide mineralisation targets around the Botlu and Samat areas. The Inferred Sulphide resource under the Sorowar open pit will also be targeted.

Additional emphasis will also now be towards increasing the Oxide resources to underpin future mine life to support the oxide plant expansion initiatives.

At Tatau Island, mobilisation of crew and equipment is scheduled for early in the September quarter. Diamond drilling is planned for five prospects, with an IP geophysical target at Mt Letam the first to be tested.

At Gold Ridge, a company-owned drill rig is onsite and is focused on sterilisation and grade control activities as well as the commencement of broader exploration initiatives.

The company’s senior geological consultant conducted an extensive review of past exploration activities in the Solomon Islands with a view to identifying highly perspective copper gold mineralised prospects.  An application for a prospecting licence is under consideration for an additional 130km². On granting, the company will hold over 250km² of exploration tenements in largely under explored greenfields exploration areas.

UNDER OPTIONS

Unissued ordinary shares of Allied Gold Limited under option at the date of this report are as follows:

Date options granted	Expiry date	Exercise price of options	Number of shares under option
28 April 2008	31 December 2010	$0.80	1,000,000
28 April 2008	31 December 2010	$1.00	1,000,000
28 April 2008	31 December 2010	$1.25	1,000,000
28 April 2008	31 December 2010	$1.50	1,000,000
28 April 2008	31 December 2010	$2.00	1,000,000
2 December 2008	31 December 2010	$0.31	1,699,427
1 December 2008	31 December 2011	$0.35	12,212,500
5 December 2008	31 December 2011	$0.35	12,375,000
29 December 2008	31 December 2011	$0.35	5,425,000
11 November 2009	31 December 2011	$0.35	1,500,000
11 November 2009	31 December 2013	$0.50	37,500,000
22 December 2009	31 December 2013	$0.50	1,175,000
			76,886,927

Options do not entitle the holder to receive dividends paid to ordinary shareholders, to vote at shareholder meetings or to participate in any other future share issues of the company or any other entity.

SHARES ISSUED ON THE EXERCISE OF OPTIONS

During the year ended 30 June 2010, 450,000 shares in Allied Gold Limited were issued on the exercise of options granted in the current and prior financial years. Allied Gold Limited received $157,500 pursuant to the exercise of the options at $0.35 each. No shares have been issued on the exercise of options subsequent to 30 June 2010.

SCHEDULE OF MINING TENEMENTS

Mining Tenements currently held by the Group are:

The Simberi Mining Joint Venture owns ML136 covering the eastern portion of Simberi Island, the northern most  island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar Exploration Joint Venture owns EL609 which covers all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136.

Allied Gold Limited Directors’ report 30 June 2010

The Gold Ridge Project consists of a Mining Lease granted 12 March 1997 (No 1/1997) that covers an area of 30km2 and a special prospecting licence (SPL194) that covers an area of 130km2.

ENVIRONMENTAL REGULATIONS

In the course of its normal mining and exploration activities the Group adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna.  The Group has complied with all material environmental requirements up to the date of this report.

INSURANCE OF DIRECTORS AND OFFICERS

During the year, the Company has paid an insurance premium in respect of a contract indemnifying the Company's directors and officers.  This contract prohibits disclosure of the nature of the liability and the amount of the premium.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings

The Company was not a party to any such proceedings during the year.

OTHER INFORMATION

The registered office and principal place of business of the Company is Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008.

Allied Gold Limited Directors’ report 30 June 2010

REMUNERATION REPORT - audited

The remuneration report is set out under the following main headings:
A.	Principles used to determine the nature and amount of remuneration.
B.	Details of remuneration
C.	Service Agreements
D.	Share-based compensation
E.	Additional Information

The information provided in this remuneration report has been audited as required by section 308(3C) of the Corporations Act 2001.

A.	Principles used to determine the nature and amount of remuneration

The objective of the Group’s remuneration framework is to attract and retain executives of sufficient calibre to facilitate the efficient and effective management of the Group’s operations and to ensure that executive remuneration is competitive and appropriate for the results delivered. The Board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations regarding the structure and value of those packages.

Remuneration packages are reviewed with due regard to competitiveness, performance, alignment with shareholders’ interests, capital management and other relevant factors. The remuneration framework provides a mix of fixed and at risk compensation.

The remuneration framework is aligned to shareholders’ interests through:
•	incentive payments having as a core component growth in shareholder wealth through growth in share price;
•	incentive payments focusing on the production of gold, a key non-financial driver of economic profit; and
•	attracting and retaining high calibre executives.

The Board has established a Remuneration and Nomination Committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

The Executive Chairman is not present for any discussions relating to determination of his own remuneration.

Non-executive directors
Fees payable to non-executive directors reflect the demands which are made on, and the responsibilities of, the individual director. Non-executive directors’ fees and payments are reviewed annually by the Board. During the period one non-executive director received share options in accordance with a resolution approved by shareholders at the company’s Annual General Meeting held on 11 November 2009.

The current base remuneration for non-executive directors of $85,000 per annum was last reviewed with effect from 1 January 2010. Directors receive an additional $10,000 per annum for each Board sub-committee on which they serve as Chairman. Other directors serving on Board sub-committees receive an additional $5,000 per annum for each sub-committee to which they are appointed. Current sub-committees of the Board are the Audit, Risk and Compliance Committee and the Remuneration and Nominations Committee.

Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit. The current fee pool limit of $500,000 was approved by shareholders at the Annual General Meeting on 28 November 2008.

Allied Gold Limited Directors’ report 30 June 2010

Executive pay
Executives are offered a competitive base pay that consists of fixed components plus incentive payments that are payable at the Board’s discretion. Base pay for senior executives is reviewed annually to ensure each executive’s pay is competitive with the market.

The executive remuneration framework has three components:
•	base pay and benefits, including superannuation;
•	short term cash based incentives available to nominated executives; and
•	long term incentives through participation in the Employee Option Plan.

Base pay
Total base pay, including superannuation, can be structured as a total employment package which may be delivered as a combination of cash and prescribed non-financial benefits at the individual executive’s discretion.

Base pay for executives is reviewed annually to ensure market competitiveness or any change in the executive’s role and responsibilities.

There are no guaranteed base pay increases included in any executive remuneration contracts.

Employee Option Plan
The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on 28 November 2008. The plan is designed to provide long term incentives for senior employees to deliver long term shareholder returns.

B.	Details of Remuneration

The key management personnel of the Allied Gold Limited Group are the directors of Allied Gold Limited (refer pages 1 and 2 of this report) and those executives that report directly to the Executive Chairman as follows:

-	Mr Frank Terranova, Chief Financial Officer
-	Mr Ross Hastings, Manager Resource and Development
-	Mr Peter Torre, Company Secretary
-	Mr Phil Davies, Group Exploration Manager
-	Mr Drew Anwyll, Resident Manager, Gold Ridge Operations (appointed 19 May 2010)
-	Mr Peter Du Plessis, Resident Manager Simberi Operations (appointed 19 August 2008)
-	Mr Fergus Hart, Resident Manager Simberi Operations (resigned 29 September 2008)
-	Mr Tony Bubb, Mining Manager (resigned 30 June 2009)

Details of the remuneration of directors and the key management personnel of Allied Gold Limited and the Allied Gold Limited Group are set out in the following tables.

Allied Gold Limited Directors’ report 30 June 2010

Key management personnel of the Group and other executives of the Company and the Group – year ended 30 June 2010

Name	Short term - Cash salary and fees& $	Short term - Prior year salary and fees adjustment@ $	Short term- STI cash bonus $	Short term - Total $	Post employment benefits $	Share based payments - options $	Total $	Proportion of remuneration performance related %	Value of options as a proportion of remuneration %
Non-executive directors
S Harvey	28,333	-	-	28,333	-	-	28,333	-%	-%
M House	87,500	-	-	87,500	-	270,000	357,500	76%	76%
A Lowrie	81,667	-	-	81,667	-	-	81,667	-%	-%
G Steemson	127,500	-	-	127,500	-	-	127,500	-%	-%

Sub-total non–executive directors	325,000	-	-	325,000	-	270,000	595,000
Executive directors
M Caruso ^ *	575,000	106,250	225,000	906,250	61,313	4,397,500	5,365,063	86%	82%
F Terranova ^ *	385,000	83,117	-	468,117	42,131	2,198,750	2,708,998	81%	81%
Other key management personnel
D Anwyll	64,266	-	-	64,266	4,820	-	69,086	-%	-%
P Davies^	218,000	-	-	218,000	19,260	30,870	268,130	12%	12%
P DuPlessis ^	250,000	-	-	250,000	22,500	-	272,500	-%	-%
R Hastings ^ *	280,000	-	-	280,000	25,200	88,200	393,400	22%	22%
P Torre *	105,000	-	-	105,000	-	44,100	149,100	30%	30%

Sub-total executive directors and key management personnel	1,877,266	189,367	225,000	2,291,633	175,224	6,759,420	9,226,277

Total directors and key management personnel	2,202,266	189,367	225,000	2,616,633	175,224	7,029,420	9,821,277

^	Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the Corporations Act 2001.
*	Denotes an executive of the Company, as required to be disclosed under the Corporations Act 2001. The Company did not employ more than 4 executives.
&
 Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors’ and Officers’ Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

@
In the current period the base salaries of Mr Caruso and Mr Terranova were adjusted to align with market benchmarks. The adjusted salaries were effective from 1 October 2008. The adjustment amount in the above table represents amounts accrued and paid in the current period for services rendered in the prior period.

Allied Gold Limited Directors’ report 30 June 2010

Key management personnel of the Group and other executives of the Company and the Group – year ended 30 June 2009
Name	Short-term employee benefits -Cash salary and fees& $	Post employment benefits $	Total $	Share based payments - options (non cash) $	Total $	Proportion of remuneration performance related %	Value of options as a proportion of remuneration %
Non-executive directors
M House	25,000	-	25,000	-	25,000	-%	-%
A Lowrie	74,250	-	74,250	228,451	302,701	75%	75%
G Steemson	74,250	-	74,250	228,451	302,701	75%	75%

Sub-total non–executive directors	173,500	-	173,500	456,902	630,402
Executive directors
M Caruso ^ *	360,600	-	360,600	1,198,555	1,559,155	77%	77%
R Johnson ^ *	137,254	10,603	147,857	-	147,857	-%	-%
F Terranova # ^ *	261,468	23,046	284,514	527,616	812,130	65%	65%
Other key management personnel
T Bubb	160,506	25,259	185,765	108,020	293,785	37%	37%
P DuPlessis *	175,291	15,776	191,067	146,700	337,767	43%	43%
F Hart	170,011	9,276	179,287	-	179,287	-%	-%
R Hastings ^ *	200,000	18,000	218,000	312,146	530,146	59%	59%
P Torre ^	76,000	-	76,000	167,622	243,622	69%	69%

Sub-total executive directors and key management personnel	1,541,130	101,960	1,643,090	2,460,659	4,103,749

Total directors and key management personnel	1,714,630	101,960	1,816,590	2,917,561	4,734,151

#
F Terranova was appointed a director on 10 December 2008. Before this appointment he was the Group’s Chief Financial Officer. Amounts shown above include all Mr Terranova’s remuneration during the reporting period, whether as a director or as Chief Financial Officer. Amounts received in his position as director amounted to $149,676 made up of cash salary and fees of $137,763, and superannuation of $11,913.

*	Denotes one of the 5 highest paid executives of the Group, as required to be disclosed under the Corporations Act 2001.
^	Denotes of the 5 highest paid executives of the Company, as required to be disclosed under the Corporations Act 2001.
&
 Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors’ and Officers’ Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.

Allied Gold Limited Directors’ report 30 June 2010

C.	Service Agreements

There were formal service agreements with directors and key management personnel.  On appointment to the Board, all non-executive directors enter into a service agreement with the relevant group company, in the form of a letter of appointment. The letter summarises the Board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Executive Chairman, Chief Financial Officer and other key management personnel are also formalised in contracts of employment. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Employee Share Option Scheme.  Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated by either party giving relevant notice.

MV Caruso, Executive Chairman
•	No fixed term.
•	Base remuneration of $575,000 per annum exclusive of superannuation effective from 1 October 2009. The increase in Mr Caruso’s salary to $575,000 was backdated to 1 October 2008.
•
Entitled to an annual bonus of no more than 30% of base remuneration if key performance indicators set by the Board on an annual basis are achieved. In the year ended 30 June 2010, formal key performance indicators were not established however certain of the options granted to Mr Caruso during the period include vesting conditions related to gold production and the Company’s share price – refer Section D of this Remuneration Report.

•
The Board exercised its discretion to award Mr Caruso a bonus of $225,000 for achieving the acquisition of Australian Solomon Gold Limited and achieving the listing of the Company’s shares on the Toronto Stock Exchange and the associated capital raising.

•	Four weeks notice of termination by Company. In the event that appointment is terminated by the Company, entitled to twelve month’s base remuneration plus any amount payable in lieu of notice.
•	Eight weeks notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three month’s base remuneration plus any amount payable in lieu of notice.

S Harvey, Non Executive Director
•	No fixed term.
•	Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The current schedule of fees is presented in Section A of this remuneration report.
•	Four weeks notice of termination.

M House, Non Executive Director
•	No fixed term.
•	Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The current schedule of fees is presented in Section A of this remuneration report.
•	Four weeks notice of termination.

A Lowrie, Non Executive Director
•	No fixed term.
•	Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The current schedule of fees is presented in Section A of this remuneration report.
•	Four weeks notice of termination.

G Steemson, Non Executive Director
•	No fixed term.
•	Director’s fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The current schedule of fees is presented in Section A of this remuneration report.
•	Annual retainer of $45,000 for geological consulting services.
•	Four weeks notice of termination.

Allied Gold Limited Directors’ report 30 June 2010

P Torre, Company Secretary
•	Three year term commencing 6 October 2008.
•	Total fixed remuneration of $120,000 per annum effective 1 December 2009.
•	Three months notice of termination by Company. In the event that appointment is terminated by the Company, entitled to the lesser of three month’s base remuneration or balance of contract term.
•	Three months notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three month’s base remuneration plus any amount payable in lieu of notice.

F Terranova, Chief Financial Officer
•	No fixed term.
•	Total fixed remuneration of $419,650, inclusive of superannuation effective 1 October 2009. The increase in Mr Terranova’s salary to $419,650 was backdated to 1 October 2008.
•
Entitled to an annual bonus not exceeding 30% of base payments dependent on achievement of specific objectives as determined by the Chief Executive Officer commencing the financial year ending 30 June 2010. Formal key performance indicators were not established however certain of the options granted to Mr Terranova during the period include vesting conditions related to gold production and the Company’s share price – refer Section D of this Remuneration Report.

•	Eight weeks notice of termination. On termination by the Company entitled to termination pay of twelve months total fixed remuneration.

R Hastings, General Manager Resource and Development
•	No fixed term.
•	Total fixed remuneration of $300,000 exclusive of superannuation effective 1 January 2010.
•	Entitled to four week’s pay on termination by the company or by the executive. On termination by the Company entitled to termination pay of twelve months total fixed remuneration.

P DuPlessis, Resident Manager Simberi Operation
•	No fixed term.
•	Base salary, exclusive of superannuation, was $250,000 per annum.
•	Entitled to a performance bonus of $22,000 gross based upon the satisfaction of achieving quarterly key performance indicators (“KPI’s”). The KPI’s are as follows:
(a)	Average cost of gold per ounce sold for the Quarter is AUD $600 or less, as calculated by the Chief Financial Officer
(b)	The total gold shipped per quarter is a minimum of 21,000 ounces.
The KPI’s were not achieved in the financial period and as such there was no entitlement to a bonus under this provision of the service agreement.
•	In the event the company terminates the employment, payment of three month’s salary will be paid.

D Anwyll, Resident Manager, Gold Ridge Operation
•	No fixed term.
•	Base annual salary $320,000 exclusive of superannuation effective 19 May 2010.
•	One month’s notice of termination. In the event the company terminates the employment, payment of three month’s salary will be paid.
•	Entitled to 12 month’s base salary for termination without cause within first 6 months of employment plus payment in lieu of notice where applicable.
•	Entitled to 6 month’s base salary for termination without cause within after 6 months but less than 18 months of employment, plus payment in lieu of notice where applicable.
•	Entitled to 6 month’s base salary on termination for redundancy, plus payment in lieu of notice where applicable.
•
Entitled to an annual bonus not exceeding 30% of base salary payable after one year from commencement, dependent on achievement of agreed KPIs including but not limited to cash costs and ounces of gold produced.

Allied Gold Limited Directors’ report 30 June 2010

•
Entitled to an annual bonus not exceeding 50% of base salary payable annually after two years from commencement, dependent on achievement of agreed KPIs including but not limited to cash costs and ounces of gold produced.

P Davies, Group Exploration Manager
•	No fixed term.
•	Base annual salary $218,000 exclusive of 9% superannuation effective 20 October 2008.
•	No bonus clause.
•	One month’s notice of termination. In the event the company terminates the employment, payment of three month’s salary will be paid.

D.	Share Based Compensation

Options
Options were granted under the Allied Gold Employee Option Plan which was re-approved by shareholders at the 2008 Annual General Meeting. All full time employees, part time employees and consultants to the Group are eligible to participate in the plan at the absolute discretion of the Board.

Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board.

The options carry no dividend or voting rights. Each option is convertible into one ordinary share in Allied Gold Limited when exercised.

No ordinary shares were issued pursuant to the exercise of options by any director in the year ended 30 June 2010. No options have been granted since the end of the financial year.

Details of options over ordinary shares in Allied Gold Limited provided as remuneration to each director of Allied Gold Limited and each of the key management personnel of the Group are set out below. Further information on the options is set out in note 27 to the financial statements.

	Options granted		% vested in	% forfeited	Financial years in
Name	Number	Date	year	in year	which grant vests
Non-executive directors
M House	1,500,000	11 November, 2009	66%	-%	30 June, 2012
A Lowrie	2,000,000	5 December, 2008	13%	13%	30 June, 2011
G Steemson	2,000,000	5 December, 2008	13%	13%	30 June, 2011
Executive directors
M Caruso	3,400,000	28 April, 2008	-%	-%	30 June, 2010
	14,000,000	5 December, 2008	12%	12%	30, June 2011
	25,000,000	11 November, 2009	40%	-%	30 June, 2014

F Terranova	6,250,000	1 December 2008	12%	12%	30 June, 2011
	12,500,000	11 November, 2009	40%	-%	30 June, 2014
Other key management personnel
P DuPlessis	1,000,000	29 December 2008	18%	18%	30 June, 2011
R Hastings	3,750,000	1 December 2008	13%	13%	30 June, 2011
	500,000	22 December, 2009	100%	-	30 June, 2014
P Torre	2,000,000	1 December 2008	13%	13%	30 June, 2011
	250,000	22 December, 2009	100%	-	30 June, 2014
P Davies	1,000,000	29 December 2008	18%	18%	30 June, 2011
	175,000	22 December, 2009	100%	-	30 June, 2014

Allied Gold Limited Directors’ report 30 June 2010

The percentage forfeited in the above table represents the reduction from the maximum number of options available to vest due to performance criteria not being achieved.

The movement during the reporting period, by value, of options over ordinary shares in the Company held by each key management personnel and other executives of the Company and the Group is detailed below:

Name	Value options granted during the year(A) $	Value of options exercised in the year(B) $	Value of options lapsed in year(C) $
Non-executive directors
M House	270,000	-	-
A Lowrie	-	-	46,750
G Steemson	-	-	46,750
Executive directors
M Caruso	4,397,500	-	939,675
F Terranova	2,198,750	-	140,250
Other key management personnel
P DuPlessis	-	-	32,725
R Hastings	88,200	-	93,500
P Torre	44,100	-	46,750
P Davies	30,870	-	93,500

(A)
The assessed fair value at grant date of options to the individuals is included in the remuneration tables set out in the remuneration tables in Section B of this Remuneration Report. Fair values at grant date are independently determined using the binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The fair value of all options yet to vest was expensed at the grant date.

(B)	During the period none of the named executives or key management personnel exercised any options.

(C)
The value of options that lapsed during the year represents the benefit foregone and is calculated at the date the option lapsed using the binomial option pricing model assuming the performance criteria had been achieved.

Where options are subject to vesting conditions, no options will vest if the conditions are not satisfied, hence the minimum value of the option yet to vest is nil. The fair value of all options yet to vest was expensed at the grant date. The assessed fair value at grant date of options to the individuals is included in the remuneration tables set out in Section B of this Remuneration Report. Fair values at grant date are independently determined using the binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The model inputs for the options granted during the year ended 30 June 2010 included:

Allied Gold Limited Directors’ report 30 June 2010

Non Executive Director options issued 11 November 2009

	No vesting conditions	Vesting condition[1]
Fair value at grant date	$0.187	$0.187
Exercise price	$0.35	$0.35
Grant date	11/11/2009	11/11/2009
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.425	$0.425
Expected price volatility of shares	65%	65%
Expected dividend yield	0%	0%
Risk free interest rate	4.83%	4.83%
Probability discount applied in relation to vesting conditions	0%	40%
Number of options	1,000,000	500,000

[1]	Options may not vest until the ordinary share price of the Company’s shares is greater than $0.70 for five consecutive days after the date of grant.

Executive Director options issued 11 November 2009

	Tranche A options[1]	Tranche B options[2]	Tranche C options[3]
Fair value at grant date	$0.166	$0.215	$0.167
Exercise price	$0.50	$0.50	$0.50
Grant date	11/11/2009	11/11/2009	11/11/2009
Expiry date	31/12/2013	31/12/2013 [4]	31/12/2013
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	65%	65%	65%
Expected dividend yield	0%	0%	0%
Risk free interest rate	4.97%	5.25%	4.97%
Probability discount applied in relation to vesting conditions	0%	0%[4]	40%
Number of options issued	15,000,000	15,000,000	7,500,000

[1]	Tranche A – vest on grant date.

[2]	Tranche B – vest upon the 100,000th ounce of gold production between 1 October 2009 and 31 December 2010

[3]	Tranche C – vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

[4]
In calculating the fair value of the Tranche options subject to gold production performance conditions, the term to expiry was reduced to 1/7/2012 from 31/12/2013 to more fully reflect the vesting condition.

Allied Gold Limited Directors’ report 30 June 2010

Employee options issued 22 December 2009
No vesting conditions
Fair value at grant date	$0.166
Exercise price	$0.50
Grant date	22/12/2009
Expiry date	31/12/2013
Share price at grant date	$0.33
Expected price volatility of shares	65%
Expected dividend yield	0%
Risk free interest rate	4.97%
Probability discount applied in relation to vesting conditions	0%
Number of options	1,175,000

E.	Additional information

The table below presents information that summarises the financial performance of the Group over the most recent four year period:

	2010		2009		2008		2007
Revenue	$67.55	m	$77.47	m	$23.39	m	$1.85	m
Net profit/(loss) after tax	$10.3	m	$(7.07	)m	$(9.54	)m	$(1.88	)m
Share price at year end	$0.37		$0.41		$0.59		$0.44
Number of shares on issue at year end	1,040	m	472.6	m	377.0	m	337.6	m

As the Group has only recently transitioned into gold production and is continuing the process of establishing a stable operating base, it is considered impractical to provide a meaningful measure of historical Group’s financial performance in relation to executive remuneration.

It is intended that as the Group’s operations stabilise that a more structured performance measurement and reward framework for key management personnel will be designed and implemented in consultation with the Remuneration and Nomination Committee. It is anticipated that such a framework will include the establishment of key performance indicators that align executive remuneration with Group performance and shareholder returns.

For each key management personnel or other executive of the Group whose remuneration contract provides for payment of a cash bonus , the percentage of the available bonus or grant that was paid, in the financial year and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below.

	2010		2009
Name	Paid %	Forfeited %	Paid %	Forfeited %
M Caruso	100%	-%	-%	100%
F Terranova	-%	100%	-%	100%
P DuPlessis	-%	100%	-%	100%
D Anwyll	-%	100%	n/a	n/a

The percentage paid represents the amount that vested in the financial year based on achievement of personal goals and satisfaction of specified performance criteria as a percentage of the maximum bonus payable provided for in relevant remuneration contract.

The percentage forfeited represents the amounts forfeited due to service criteria not being met as a percentage of the maximum bonus payable provided for in relevant remuneration contract.

End of audited remuneration report.

Allied Gold Limited Directors’ report 30 June 2010

NON-AUDIT SERVICES

The board of directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:

•	all non-audit services are reviewed and approved by the Board of Directors prior to commencement to ensure they do not adversely affect the integrity of the auditor; and

•	the nature of the services provided do not compromise the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

The following fees for non–audit services were paid/payable to the external auditors during the year ended 30 June

	2010	2009

Other assurance services (BDO Audit (WA) Pty Ltd)	91,600	-

Other non assurance services(BDO Corporate Finance (WA) Pty Ltd)	62,762	-

AUDITOR’S INDEPENDENCE DECLARATION

The auditor’s Independence Declaration as required under section 307C of the Corporations Act 2001 on page 82 forms part of the Directors’ Report for the year ended 30 June 2010.

Signed in accordance with a resolution of the Directors.

Mark Caruso Executive Chairman

Dated at Perth this 29th day of August 2010.

Allied Gold Limited Statement of Comprehensive Income For the year ended 30 June 2010

		Group
	Note	2010	2009 (restated)
		$	$

Revenue	6	67,555,369	77,467,668
Cost of sales	7	(70,289,540)	(66,436,649)
Gross profit / (loss)		(2,734,171)	11,031,019

Gains / (losses) on derivatives		(176,084)	1,133,187
Corporate expenses		(14,773,680)	(7,545,907)
Share based remuneration	27(b)	(6,828,559)	(4,130,120)
Impairment of available for sale assets		(7,740)	(1,214,402)
Gain on acquisition of subsidiary	30	36,666,786	-
Other expenses		-	(3,426,778)
Other income	6	2,243,413	149,937
Financial income	6	1,834,972	327,760
Financial expenses	8	(5,996,122)	(3,396,347)
Profit / (loss) before tax		10,228,815	(7,071,651)

Income tax benefit / (expense)	9	-	-

Profit / (loss) after tax attributable to owners of Allied Gold Limited		10,228,815	(7,071,651)

Other comprehensive income
Foreign currency translation differences		6,072,425	(252,552)
Effective portion of changes in fair value of cash flow hedges, net of tax		(6,479,724)	6,520,145
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		10,745,465	7,484,731
Restatement of fair value of cash flow hedges	3(j)	-	(4,320,305)
Net change in fair value for available for sale financial assets, net of tax		1,373,921	129,843
Net change in fair value of available for sale financial assets transferred to profit, net of tax		(1,006,313)	-

Total other comprehensive income		10,705,774	9,561,862

Total comprehensive income for the year attributable to the owners of Allied Gold Limited		20,934,589	2,490,211

Profit / (loss) per share for loss attributable to the ordinary equity holders of Allied Gold Limited
Basic earnings / (loss) per share (cents)	23	1.31	(1.65)
Diluted earnings / (loss) per share (cents)	23	1.31	(1.65)

The statement of comprehensive income is to be read in conjunction with the notes to the financial statements.

Allied Gold Limited Statement of Financial Position As at 30 June 2010

		Group
	Note	2010 $	2009 (restated) $
CURRENT ASSETS
Cash and cash equivalents	28(a)	85,525,391	20,529,979
Trade and other receivables	10	4,160,718	800,494
Inventories	11	11,795,370	14,269,497
Derivative financial instruments	12	-	2,509,294
Other assets	14	3,066,675	246,792
Total Current Assets		104,548,154	38,356,056

NON-CURRENT ASSETS
Derivative financial instruments	12	-	851,002
Available for sale financial assets	13	524,230	348,974
Property, plant and equipment	15	302,874,641	145,861,709
Exploration and evaluation expenditure	16	23,711,261	11,115,743
Total Non-Current Assets		327,110,132	158,177,428

Total Assets		431,658,286	196,533,484

CURRENT LIABILITIES
Trade and other payables	18	44,032,012	20,683,026
Borrowings	19	4,481,970	2,094,483
Derivative financial instruments	12	-	12,636,875
Provisions	20	1,008,116	491,709
Total Current Liabilities		49,522,098	35,906,093

NON-CURRENT LIABILITIES
Borrowings	19	1,755,820	3,845,885
Derivative financial instruments	12	-	7,123,887
Provisions	20	9,315,217	2,782,426
Total Non-Current Liabilities		11,071,037	13,752,198

Total Liabilities		60,593,135	49,658,291

NET ASSETS		371,065,151	146,875,193

EQUITY
Contributed equity	21	369,525,183	173,098,363
Reserves	22	17,099,422	(434,901)
Accumulated losses	22	(15,559,454)	(25,788,269)
TOTAL EQUITY		371,065,151	146,875,193
The statement of financial position is to be read in conjunction with the notes to the financial statements.

Allied Gold Limited Statement of changes in equity For the year ended 30 June 2010

	Note	Issued Capital	Accumulated Losses (restated)	Share- based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve (restated)	Total	Non- controlling interest	Total equity
Group		$	$	$	$	$	$	$	$	$

Balance at 1 July 2008		133,686,704	(16,030,754)	5,502,877	(392,076)	6,546	(22,073,514)	100,699,783	-	100,699,783

Adjustment on change in accounting policy	3(j)	-	(2,685,864)	-	-	-	2,685,864	-	-	-

Restated total equity at 1 July 2008		133,686,704	(18,716,618)	5,502,877	(392,076)	6,546	(19,387,650)	100,699,783	-	100,699,783

Total comprehensive income for the period as reported in the 2009 financial statements

Loss for the period		-	(8,226,666)	-	-	-	-	(8,226,666)	-	(8,226,666)

Adjustment on change in accounting policy	3(j)	-	1,155,015	-	-	-	-	1,155,015	-	1,155,015

Restated loss for the period		-	(7,071,651)	-	-	-	-	(7,071,651)	-	(7,071,651)

Other comprehensive income

Foreign currency translation differences		-	-	-	(252,552)	-	-	(252,552)	-	(252,552)

Effective portion of changes in fair value of cash flow hedges, net of tax		-	-	-	-	-	6,520,145	6,520,145	-	6,520,145

Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		-	-	-	-	-	7,484,731	7,484,731	-	7,484,731

Net change in fair value for available for sale financial assets, net of tax		-	-	-	-	129,843	-	129,843	-	129,843

Total other comprehensive income as reported in the 2009 financial statements		-	-	-	(252,552)	129,843	14,004,876	13,882,167	-	13,882,167

Adjustment on change in accounting policy	3(j)	-	-	-	-	-	(4,320,305)	(4,320,305)	-	(4,320,305)

Restated total other comprehensive income		-	-	-	(252,552)	129,843	9,684,571	9,561,862	-	9,561,862

Total comprehensive income for the period		-	(7,071,651)	-	(252,552)	129,843	9,684,571	2,490,211	-	2,490,211

The statement of changes in equity is to be read in conjunction with the notes to the financial statements.

Allied Gold Limited Statement of changes in equity For the year ended 30 June 2010

	Note	Issued Capital	Accumulated Losses (restated)	Share- based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve (restated)	Total	Non- controlling interest	Total equity
Group		$	$	$	$	$	$	$	$	$

Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Issue of ordinary shares, net of transaction costs		39,411,659	-	-	-	-	-	39,411,659	-	39,411,659
Share based payments		-	-	4,273,540	-	-	-	4,273,540	-	4,273,540
Total transactions with owners		39,411,659	-	4,273,540	-	-	-	43,685,199	-	43,685,199

Balance at 30 June 2009 (restated)		173,098,363	(25,788,269)	9,776,417	(644,628)	136,389	(9,703,079)	146,875,193	-	146,875,193

Total comprehensive income for the period

Profit		-	10,228,815	-	-	-	-	10,228,815	-	10,228,815

Other comprehensive income

Foreign currency translation differences		-	-	-	6,072,415	-	-	6,072,415	-	6,072,415

Effective portion of changes in fair value of cash flow hedges, net of tax		-	-	-	-	-	(6,479,724)	(6,479,724)	-	(6,479,724)

Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		-	-	-	-	-	10,745,465	10,745,465	-	10,745,465

Net change in fair value for available for sale financial assets, net of tax		-	-	-	-	1,373,921	-	1,373,921	-	1,373,921

Net change in fair value of available for sale financial assets transferred to profit, net of tax		-	-	-	-	(1,006,313)	-	(1,006,313)	-	(1,006,313)

Total other comprehensive income		-	10,228,815	-	6,072,415	367,608	4,265,741	10,705,764	-	10,705,764

Total comprehensive income for the period		-	10,228,815	-	6,072,415	367,608	4,265,741	20,934,579	-	20,934,579

The statement of changes in equity is to be read in conjunction with the notes to the financial statements.

Allied Gold Limited Statement of changes in equity For the year ended 30 June 2010

	Note	Issued Capital	Accumulated Losses (restated)	Share- based payments reserve	Foreign exchange translation reserve	Available for sale investments revaluation reserve	Cash Flow Hedging Reserve (restated)	Total	Non- controlling interest	Total equity
Group		$	$	$	$	$	$	$	$	$
Transactions with owners, recorded directly in equity

Contributions by and distributions to owners

Issue of ordinary shares, net of transaction costs		149,452,106	-	-	-	-	-	149,452,106	-	149,452,106

Issue of ordinary shares related to business combination		46,817,214	-	-	-	-	-	46,817,214	-	46,817,214

Share based payments		-	-	6,828,559	-	-	-	6,828,559	-	6,828,559

Share options exercised		157,500	-	-	-	-	-	157,500	-	157,500

Total contributions by and distributions to owners		196,426,820	-	6,828,559	-	-	-	203,255,379	-	203,255,379

Changes in ownership interests in subsidiaries that do not result in a loss of control

Non controlling interest on acquisition of subsidiary		-	-	-	-	-	-	-	1,290,667	1,290,667
Acquisition of non-controlling interest		-	-	-	-	-	-	-	(1,290,667)	(1,290,667)
Total changes in ownership interests in subsidiaries		-	-	-	-	-	-	-	-	-
Total transactions with owners		196,426,820	-	6,828,559	-	-	-	203,255,379	-	203,255,379

Balance at 30 June 2010		369,525,183	(15,559,454)	16,604,976	5,427,787	503,997	(5,437,338)	371,065,151	-	371,065,151

The statement of changes in equity is to be read in conjunction with the notes to the financial statements.

Allied Gold Limited Statements of cash flows For the year ended 30 June 2010

	Note	Group
		2010 $	2009 $
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		67,593,909	78,160,874
Payments to suppliers & employees		(70,897,182)	(61,115,934)
(Payments) / proceeds from settlement of derivatives		(17,826,546)	5,122,882
Interest received		1,590,685	327,760
Interest paid		(970,264)	(932,382)
Net cash generated by / (used in ) operating activities	28(b)	(20,509,398)	21,563,200

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equity investments		(15,075)	(241,200)
Proceeds from sale of available for sale financial assets		1,206,000	-
Purchase of plant & equipment		(52,105,472)	(16,246,475)
Development expenditure		(6,915,672)	(7,205,878)
Exploration and evaluation expenditure		(9,544,311)	(708,957)
Cash acquired on acquisition of subsidiary	30	3,573,926	-
Net cash used in investing activities		(63,800,604)	(24,402,510)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of securities		159,545,451	41,575,365
Costs of raising equity capital		(9,935,846)	(1,766,744)
Proceeds from borrowings		5,205,282	2,900,000
Finance lease payments		(5,411,333)	(3,337,264)
Repayments of borrowings		(726,497)	(16,407,977)
Net cash generated by financing activities		148,677,057	22,963,380

Net increase in cash and cash equivalents		64,367,055	20,124,070
Cash and cash equivalents at beginning of financial year		20,529,979	154,180
Effects of exchange rate changes on the balance of cash and cash equivalents		628,357	251,729
Cash and cash equivalents at end of financial year	28(a)	85,525,391	20,529,979

The statement of cash flows is to be read in conjunction with the notes to the financial statements.

Allied Gold Limited Notes to the financial statements 30 June 2010

1.	Reporting entity

Allied Gold Limited (“the Company”) is a listed public company, incorporated and domiciled in Australia. These financial statements represent the group financial statements of the group consisting of Allied Gold Limited and it subsidiaries (“Group”).

The financial statements were approved by the Board of Directors on 29 August 2010.

2.	Basis of preparation

(a)	Statement of compliance

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards, other authorised pronouncements of the Australian Accounting Standards Board, Australian Accounting Interpretations and the Corporations Act 2001.

The group financial statements of Allied Gold Limited also comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

(b)	Basis of measurement

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets and derivative financial instruments.

(c)	Critical accounting estimates

The preparation of the financial statements in accordance with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Statements are disclosed in note 4.

(d)	Financial statement presentation

The presentation of the financial statements for the year ended 30 June 2010 differs from the presentation in the prior year in the following respects:

i.
The group has applied the revised AASB101 Presentation of Financial Statements which became effective on 1 January 2009. The revised standard requires the separate presentation of a statement of comprehensive income and statement of changes in equity. All non-owner changes in equity must now be presented in the statement of comprehensive income and a statement of changes in equity. As a consequence, the group was required to change the presentation of its financial statements. Comparative information has been re-presented so that it is also in conformity with the revised standard.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

2.	Basis of preparation (continued)

(d)	Financial statement presentation (continued)

ii.
Amendments to the Corporation Act 2001 mean that separate parent financial statements for Allied Gold Limited are no longer required to be included in the group financial statements for the group. Comparative information has been re-presented to also exclude the separate parent financial statements. Certain information required to be disclosed in relation to the financial position and performance of the Company is present in note 32.

(e)	Changes in accounting policy

Starting from 1 July 2009, the Group has changed its accounting policies in the following areas:

•	Accounting for acquisitions of non-controlling interests (refer note 3(b)).
•	Accounting for derivatives and hedging activities (refer note 3(j)).
•	Determination and presentation of operating segments (refer note 3(y)).
•	Accounting for business combinations (refer note 3 (aa)).

3.	Statement of significant accounting policies

The significant accounting policies adopted in the presentation of the financial statements are set out below. The accounting policies have been consistently applied to all periods presented in the financial statements and by all entities comprising the group for the purposes of the group financial statements, except for the items described in notes 2(d) and 2(e) above.

(a)	New accounting standards and interpretations

Certain new accounting standards and interpretations have been published by the AASB that are not mandatory for 30 June 2010 reporting periods. The group’s assessment of the potential impact of these new standards and interpretations is set out below.

•	AASB 2009-8 Amendments to Australian Accounting Standards – Group Cash-Settled Share Based Payment Transactions [AASB 2] (effective from 1 January 2010)
The amendments made by the AASB to AASB 2 confirm that an entity receiving goods or services in a group share based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash. They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity- or a cash-settled transaction. The group will apply these amendments retrospectively for the financial reporting period commencing on 1 July 2010. There will be no impact on the group’s financial statements.

•	AASB 2009-10 Amendments to Australian Accounting Standards – Classification of Rights Issues [AASB 132] (effective from 1 February 2010)
In October 2009 the AASB issued an amendment to AASB 132 Financial Instruments: Presentation which addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment must be applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The group will apply the amended standard from 1 July 2010. As the group has not made any such rights issues, the amendment will not have any effect on the group's financial statements.

•	AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 (effective from 1 January 2013)
AASB 9 Financial Instruments addresses the classification and measurement of financial assets and is likely to affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The group is yet to assess its full impact. The group has not yet decided when to adopt AASB 9.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(a)	New accounting standards and interpretations (continued)

•	Revised AASB 124 Related Party Disclosures and AASB 2009-12 Amendments to Australian Accounting Standards (effective from 1 January 2011)
In December 2009 the AASB issued a revised AASB 124 Related Party Disclosures. It is effective for accounting periods beginning on or after 1 January 2011 and must be applied retrospectively. The amendment removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities and clarifies and simplifies the definition of a related party. The group will apply the amended standard from 1 July 2011. When the amendments are applied, the group will need to disclose any transactions between its subsidiaries and its associates. However, it has yet to put systems into place to capture the necessary information. It is therefore not possible to disclose the financial impact, if any, of the amendment on the related party disclosures.

•
AASB Interpretation 19 Extinguishing financial liabilities with equity instruments and AASB 2009-13 Amendments to Australian Accounting Standards arising from Interpretation19 (effective from 1 July 2010)

AASB Interpretation 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equity swap). It requires a gain or loss to be recognised in profit or loss which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. The group will apply the interpretation from 1 July 2010. It is not expected to have any impact on the group’s financial statements since it is only retrospectively applied from the beginning of the earliest period presented (1 July 2009) and the group has not entered into any debt for equity swaps since that date.

•	AASB 2009-14 Amendments to Australian Interpretation – Prepayments of a Minimum Funding Requirement (effective from 1 January 2011)
In December 2009, the AASB made an amendment to Interpretation 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The amendment removes an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity's defined benefit scheme. It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements. The group does not contribute to any defined benefit schemes. The amendment is therefore not expected to have any impact on the group's financial statements.

•	AASB 5 Non-current Assets Held for Sale and Discontinued Operations (effective from 1 January 2010)
Clarifies that disclosures required for non-current assets (or disposal groups) classified as held for sale or discontinued operations are limited to those required by AASB 5 unless:

-	Disclosures are specifically required for these assets by other AASBs; or

-	Assets and liabilities of a disposal group are not within the measurement requirements of AASB 5 and disclosures are required by other AASBs.

There will be no impact as these requirements are only required to be applied prospectively to disclosures for non-current assets (or disposal groups) classified as held for sale or discontinued operations.

•	AASB 101 Presentation of Financial Statements (effective from 1 January 2010)
Clarifies that terms of a liability that could, at the option of the counterparty, result in the liability being settled by the issue of equity instruments, do not affect its classification. This means that unless the terms of such liabilities require a transfer of cash or other assets within 12 months, they do not necessarily have to be classified as current liabilities. Initial adoption of this amendment will have no impact as the entity does not have any current liabilities where the counterparty has the option to have the liabilities settled by the issue of equity instruments.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(a)	New accounting standards and interpretations (continued)

•	AASB 107 Statement of Cash Flows (effective 1 January 2010)
Clarifies that only expenditures that result in a recognised asset in the statement of financial position are eligible for classification as cash flows from investing activities. Initial adoption of this amendment will have no impact as the entity only recognises cash flows from investing activities for expenditures that result in a recognised asset in the statement of financial position.

•	AASB 117 Leases (effective 1 January 2010)
Land can be classified as a finance lease for very long leases where the significant risks and rewards are effectively transferred, despite there being no transfer of title. Initial adoption of this amendment will have no impact as the entity has no leases for land that would qualify for classification as a finance lease.

•	AASB 136 Impairment of Assets (effective 1 January 2010)
Clarifies that CGUs to which goodwill is allocated cannot be larger than an operating segment as defined in AASB 8 Operating Segments before aggregation. There will be no impact as these requirements are only required to be applied prospectively to goodwill impairment calculations for periods commencing on or after 1 July 2010.

In addition to the new and revised accounting standards and interpretations issued by the AASB described above, the IASB has issued revisions to IFRS that are not mandatory for 30 June 2010 reporting periods and had not been adopted by the AASB as at 30 June 2010. The group’s assessment of the potential impact of these new standards and interpretations is set out below.

•	IFRS 3 Business Combinations (effective1 July 2010)

The IASB has issued a revised IFRS3 Business Combinations which contains the following principal amendments from the existing AASB3 Business Combinations

-
The revised IFRS3 limits the choice of measuring non-controlling interests (NCI) at either fair value or the NCI’s proportionate share of the acquiree’s net identifiable assets to NCI’s that are present ownership instruments that entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation. Other components of NCI must be measured at acquisition date fair value, or as required by other Accounting Standards. There will be no impact on initial adoption as these requirements are only required to be applied prospectively.

-
The amendments clarify that acquiree awards that the acquirer chooses to, but is not obliged to, replace, must be accounted for in the same way as acquiree awards that the acquirer is obliged to replace. There will be no impact on initial adoption as these requirements are only required to be applied prospectively.

-	Additional guidance has been added to confirm that, where the acquiree still has outstanding share-based payment transactions, these form part of the NCI of the acquirer and are measured as follows:

▪	If vested – at their market-based measure; and
▪	If not vested – at their market-based measure as if acquisition date were the grant date.

There will be no impact on initial adoption as these requirements are only required to be applied prospectively.

-
Confirms that any balances of contingent consideration that relate to acquisitions under the superseded IFRS 3 must be accounted for under the superseded standard, that is. not via profit or loss. There will be no impact on initial adoption as adjustments to contingent consideration on acquisitions prior to 1 July 2009 have been accounted for in accordance with the superseded IFRS 3.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(a)	New accounting standards and interpretations (continued)

•	IFRS 7 Financial Instruments : Disclosures (effective1 July 2010)

Deletes various disclosures relating to credit risk, renegotiated loans and receivables and the fair value of collateral held. There will be no impact on initial adoption to amounts recognised in the financial statement as the amendments result in fewer disclosures only.

(b)	Basis of Consolidation

Subsidiaries
A subsidiary is any entity over which the Company has the power to govern the financial and operating policies so as to obtain benefits from its activities.  In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. Subsidiaries are included in the group financial statements from the date on which control is transferred to, or acquired by the Company, until the date control ceases.

The acquisition method of accounting is used to account for business combinations by the group (refer to note 3 (aa)).

Investments in subsidiaries are accounted for at the lower of cost less any impairment losses in the separate financial statements of the Company.  A list of subsidiaries during the year ended 30 June 2010 is presented in note 31.

Transactions eliminated on consolidation
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the group statement of comprehensive income, statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Changes in ownership interests
The group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Allied Gold Limited.

When the group ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, jointly controlled entity or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(b)	Basis of Consolidation (continued)

Changes in accounting policy
The group has changed its accounting policy for transactions with non-controlling interests and the accounting for loss of control, joint control or significant influence from 1 July 2009 when a revised AASB 127 Consolidated and Separate Financial Statements became operative. The revisions to AASB 127 contained consequential amendments to AASB 128 Investments in Associates and AASB 131 Interests in Joint Ventures.

Previously transactions with non-controlling interests were treated as transactions with parties external to the group. Disposals therefore resulted in gains or losses in profit or loss and purchases resulted in the recognition of goodwill. On disposal or partial disposal, a proportionate interest in reserves attributable to the subsidiary was reclassified to profit or loss or directly to retained earnings. Previously when the group ceased to have control, joint control or significant influence over an entity, the carrying amount of the investment at the date control, joint control or significant influence ceased became its cost for the purposes of subsequently accounting for the retained interests as associates, jointly controlled entity or financial assets.

The group has applied the new policy prospectively to transactions occurring on or after 1 July 2009. As a consequence, no adjustments were necessary to any of the amounts previously recognised in the financial statements.

(c)	Foreign currency translation

Functional and presentation currency
Items included in the financial statements of each subsidiary in the group are measured using the currency of the primary economic environment in which that entity operates (“the functional currency”). The group financial statements are presented in Australian dollars which is Allied Gold Limited’s functional and presentation currency.

Transaction and balances
Foreign currency transactions are translated into Australian dollars at exchange rates ruling at the dates of transactions.  Monetary assets and liabilities denominated in foreign currencies at balance date are translated to Australian dollars at the rate of exchange ruling on that date.  Foreign exchange differences arising on translation are recognised in the statement of comprehensive income.  Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Group companies
The results and financial position of all the group entities (none of which has the functional currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position

•
income and expenses for each statement of comprehensive income and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences is reclassified to profit or loss, as part of the gain or loss on sale where applicable.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(c)	Foreign currency translation (continued)

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

(d)	Revenue

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

•	the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the group;
•	the quantity and grade of the product can be determined with reasonable accuracy;
•	the product has been dispatched to the customer and is no longer under the physical control of the group (or property in the product has earlier passed to the customer);
•	the selling price can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the group; and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

(e)	Financing income

Financing income represents interest income which is recognised in the statement of comprehensive income as it accrues, using the effective interest method.

(f)	Financing costs

Financing costs are calculated using the effective interest method and include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Financing costs are expensed as incurred unless they relate to qualifying assets.  Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale.  Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings.  Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(g)	Income Tax

Income tax on profit or loss for the year comprises current and deferred tax.  Income tax is recognised in the statement of comprehensive income except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantially enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, nor differences relating to investments in subsidiaries where the Company is able to control the reversal of temporary differences and it is probable that the differences will not reverse in the foreseeable future.  The amount of deferred tax provided is determined using tax rates enacted or substantively enacted at the statement of financial position date.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(g)	Income Tax (continued)

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.  Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(h)	Non-derivative financial assets

Non-derivative financial instruments comprise investments in equity securities, trade and other receivables and cash and cash equivalents. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.

Non-derivative financial assets are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non derivative financial instruments are measured as described below.

Held to maturity investments
If the group has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(o)).

Available-for-sale financial assets
The group’s investments in equity securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (refer accounting policy 3(o)), and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within twelve months of the reporting date.

Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the group’s documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Cash and cash equivalents
Cash comprises cash on hand and demand deposits.  Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less on the date they are acquired by the group.

Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(h)	Non-derivative financial assets (continued)

Trade and other receivables
Trade and other receivables are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(o)).

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, unless their remaining contractual maturity is greater than twelve months after the reporting date in which case they are classified as non-current assets.

Derecognition of financial assets
Financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(i)	Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and processing overheads.

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the reporting date. The group believes the processing of these stockpiles will have a future economic benefit to the group and accordingly values these stockpiles at the lower of cost or net realisable value.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.

(j)	Derivatives and hedging activities

Derivative instruments
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either:

•	Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge);
or
•	Hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedge).

At the inception of the hedging transaction, the group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(j)	Derivatives and hedging activities (continued)

Derivative instruments (continued)
The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than twelve months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of comprehensive income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised in the statement of comprehensive income within other income or other expenses.

The Group did not have any fair value hedges in the period covered by these Financial Statements.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised through other comprehensive income in the hedging reserve. The gain or loss relating to any ineffective portion is recognised immediately in the statement of comprehensive income within other income or other expenses.

Amounts accumulated in equity are recognised in the statement of comprehensive income in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

Derivatives that do not qualify for hedge accounting
Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the statement of comprehensive income and are included in other income or other expenses.

Change in accounting policy
On 1 July 2009 AASB 2008-8 Amendment to IAS 39 Financial Instruments: Recognition and Measurement became effective and required the Group to amend its accounting policy for cash flow hedges to exclude time value from the one sided hedge risk when designating options as hedges. This has had the effect of requiring the time value component of the mark to market value of options forming part of a cash flow hedge to be recorded directly in the statement of comprehensive income. AASB2008-8 requires the restatement of comparative information.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(j)	Derivatives and hedging activities (continued)

The following adjustments were made to the statement of financial position as at 1 July 2008:

	Notes	30 June 2008 $	Increase / (Decrease) $	1 July 2008 (restated) $

Accumulated losses		(16,030,754)	(2,685,864)	(18,716,618)

Reserves – cash flow hedging reserve		(22,073,514)	2,685,864	(19,387,650)

The following adjustments were made to the statement of financial position as at 30 June 2009:

	Notes	30 June 2009 $	Increase / (Decrease) $	1 July 2009 (restated) $
Balance sheet (extract)

Derivative financial instruments - assets	12	2,711,759	648,537	3,360,296

Derivative financial instruments - liabilities	12	15,946,935	3,813,827	19,760,762

Net assets		150,040,483	(3,165,290)	146,875,193

Accumulated losses	22	(24,257,420)	(1,530,849)	(25,788,269)

Reserves – cash flow hedging reserve	22	(8,068,638)	(1,634,441)	(9,703,079)

Total equity		150,040,483	(3,165,290)	146,875,193
Profit for the year ended 30 June 2009 changed as follows:

	Notes	30 June 2009 $	Increase / (Decrease) $	1 July 2009 (restated) $
Income statement (extract)
Unrealised losses on derivatives		(21,828)	1,155,015	1,133,187
Loss after tax attributable to members of Allied Gold Limited		(8,226,666)	1,155,015	(7,071,651)

Changes in the fair value of cash flow hedges - gross		6,520,145	-	6,520,145

Transfers to statement of comprehensive income form cash flow hedging reserve – gross		7,484,731	(4,320,305)	3,164,426

Total comprehensive loss for the year attributable to the owners of Allied Gold Limited		5,655,501	(3,165,290)	2,490,211

Basic earnings per share		(1.92)	0.27	(1.65)

Diluted earnings per share		(1.92)	0.27	(1.65)

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(k)	Exploration and evaluation expenditure
Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the statement of comprehensive income as incurred except in the following circumstances, in which case the expenditure may be capitalised:

•	the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or

•	at the statement of financial position date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the statement of comprehensive income.

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the statement of cash flows.

(l)	Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as “Other Mineral Assets”, and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as “Other Mineral Assets”. The asset is not depreciated until construction is completed and the asset is available for use.

(m)	Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 3(o)). Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs.  The cost of self-constructed assets and acquired assets include (i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the group in future years.  Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(m)	Property, plant and equipment (continued)
Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets' future economic benefits are expected to be consumed. For the  majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Land is not depreciated.

Acquired mineral rights are capitalised and classified as “Other mineral assets” and depreciated from commencement of production. The group’s mineral leases are of sufficient duration (or convey a legal right to renew for a sufficient duration) to enable all proven and probable reserves to be mined in accordance with current production schedules.

Depreciation of property, plant and equipment
Property, plant and equipment is depreciated over its useful life, or over the remaining mine life if shorter.  Residual values and useful lives are reviewed, and adjusted if appropriate at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively.

The major categories of property, plant and equipment are depreciated on a units of use and / or a straight- line basis as follows:

Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

In applying the units of production method, depreciation is normally calculated using based on estimated recoverable gold ounces contained in proved and probable ore reserves.

Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the remaining mine life are depreciated on a straight line basis as follows:

Plant and equipment	3 to 8.5 years
Buildings	8.5 years
Other mineral assets	3 to 8.5 years

An assets’ carrying amount is written down immediately to its recoverable amount if the assets’ carrying amount is greater than its estimated recoverable amount (refer accounting policy 3(o)).

Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amount of the asset at the time of disposal. Gains and losses on disposal are included in the statement of comprehensive income.

(n)	Deferred mining costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are capitalised as development costs. Capitalisation of development stripping costs ceases, and depreciation of those capitalised costs commences, at the time that saleable materials begin to be extracted from the mine. Depreciation of capitalised development stripping costs is determined on a unit of production basis for each separate area of interest.

Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(n)	Deferred mining costs (continued)
The costs of production stripping are charged to the statement of comprehensive income as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

•	All costs are initially charged to the statement of comprehensive income and classified as operating costs.
•	When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised.
•
In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the statement of comprehensive income as operating costs.

The amount of production stripping costs capitalised or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life-of-mine ratio are accounted for prospectively from the date of the change. Capitalised development stripping costs are classified as ‘Property, plant and equipment’ and capitalised production stripping costs are classified as ‘Other mineral assets’. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

(o)	Impairment of assets
The carrying amount of the group’s assets, other than inventories (see accounting policy 3(i)), and deferred tax assets (see accounting policy 3(g), are reviewed at each statement of financial position date to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated.

For goodwill, the recoverable amount is estimated at least annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the statement of comprehensive income unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the statement of comprehensive income.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount
The recoverable amount of the group’s receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at initial recognition of these financial assets).  Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred.  Receivables are individually assessed for impairment.

The recoverable amount of other assets is the greater of their fair value, less costs to sell, and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment
An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(o)	Impairment of assets (continued)

Impairment losses recognised in the statement of comprehensive income on equity instruments classified as available for sale are not reversed through the statement of comprehensive income.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment may no longer exist and if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(p)	Non derivative financial liabilities

Trade and other payables
Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the group.  Trade and other payables are initially measured at fair value and subsequently at amortised cost.

Interest bearing borrowings
Interest bearing borrowings are recognised initially at fair value less attributable transaction costs.  Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of comprehensive income over the period of the borrowings on an effective interest rate basis.

(q)	Provisions

A provision is recognised in the statement of financial position when the group has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the activity.

Restoration and rehabilitation
A provision is raised for the restoration and rehabilitation of each mine site. Restoration and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; land rehabilitation; and site restoration. The extent of the work required and the associated costs are dependent on the relevant regulatory requirements and the group’s environmental policies.

A provision for restoration and rehabilitation is recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of the mine site, the provision is increased accordingly. The provision recognised represents management’s best estimate of the present value of the all future costs required to restore and rehabilitate each mine site in connection with environmental disturbances that have occurred at the reporting date.

Restoration and rehabilitation provisions are measured as the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money.

Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(r)	Employee benefits

Wages, salaries and annual leave
Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year end represent present obligations resulting from employees’ services provided to the reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the group expects to pay as at the reporting date including related on-costs.

Long-term service benefits
The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the group resulting from employees’ services provided up to the reporting date and include related on-costs.  In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the group’s experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attached to national government securities at the reporting date, which most closely match the terms of maturity of the related liabilities.

(s)	Leases

Leases of property, plant and equipment where substantially all the risks and rewards of ownership are transferred to the group, as lessee, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are recorded as a liability. Each lease payment is apportioned between the liability and finance cost. The finance cost is charged to the statement of comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated in accordance with the group’s depreciation policy (refer accounting policy 3(m)).

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the group as lessee are classified as operating leases. Payments under operating leases, net of any incentives received from the lessor, are charged to the statement of comprehensive income on a straight line basis over the life of the lease.

(t)	Financial guarantee contracts

Financial guarantee contracts are recognised as financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less accumulated amortisation, where appropriate.

The fair value of the guarantee is determined as the present value of the difference in the net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(u)	Share based payments

The group provides benefits to its directors and employees in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (‘equity-settled transactions’).

Details of plans currently in place to provide these benefits are as follows:

•	the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods; and
•	specific incentive arrangements for directors whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted.  The fair value is determined using a binomial model.

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘vesting date’).  The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, will ultimately vest.

This opinion is formed based on the best available information at the reporting date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.  The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(v)	Earnings per share

The group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the year.

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with the dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming conversion of all dilutive potential ordinary shares.

(w)	Contributed equity

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(x)	Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO).  In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the statement of cash flows on a gross basis.  The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(y)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the a committee comprising the Executive Chairman and the Chief Financial Officer.

Change in accounting policy
The group has adopted AASB 8 Operating Segments from 1 July 2009. AASB 8 replaces AASB 114 Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in an increase in the number of reportable segments presented. In addition, the segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.

There has been no impact on the measurement of the company’s assets and liabilities as a consequence of this change in accounting policy. Comparatives for 2009 have been restated.

(z)	Dividends

Provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at the statement of financial position date.

(aa)	Business Combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group’s share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

3.	Statement of significant accounting policies (continued)

(aa)	Business Combinations (continued)

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

Change in accounting policy
A revised AASB 3 Business Combinations became operative on 1 July 2009. While the revised standard continues to apply the acquisition method to business combinations, there have been some significant changes.

All purchase consideration is now recorded at fair value at the acquisition date. Contingent payments classified as debt are subsequently remeasured through profit or loss. Under the group’s previous policy, contingent payments were only recognised when the payments were probable and could be measured reliably and were accounted for as an adjustment to the cost of acquisition.

Acquisition-related costs are expensed as incurred. Previously, they were recognised as part of the cost of acquisition.

Non-controlling interests in an acquiree are now recognised either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. Under the previous policy, the non-controlling interest was always recognised at its share of the acquiree’s net identifiable assets.

If the group recognises previous acquired deferred tax assets after the initial acquisition accounting is completed there will no longer be any adjustment to goodwill. As a consequence, the recognition of the deferred tax asset will increase the group’s net profit after tax.

The changes were implemented prospectively from 1 July 2009 and affected the accounting for the acquisition of Australian Solomons Gold Limited disclosed in note 30. Acquisition related costs of $1,717,914 were recognised in profit or loss.

4.	Critical accounting estimates and judgments

The preparation of the group financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the Financial Statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

The group has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

4.	Critical accounting estimates and judgments (continued)

Reserve estimates
Reserves are estimates of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the group’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values may be affected due to changes in estimated future cash flows.

•
Depreciation, depletion and amortisation charged in the statement of comprehensive income may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•
Overburden removal costs recorded on the statement of financial position or charged to the statement of comprehensive income may change due to changes in stripping ratios or the units of production basis of depreciation.

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Exploration and evaluation expenditure
The group’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the statement of comprehensive income.

Share based payments
The group issues equity settled share based payments to employees and third parties. Such payments are measured at their fair value at the date of grant. Fair value is measured using a binomial pricing model that requires the exercise of judgement in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

4.	Critical accounting estimates and judgments (continued)

Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the statement of comprehensive income. The carrying value of Development Expenditure is included in Other Mineral Assets - refer note 15.

Property, plant and equipment – recoverable amount
In accordance with the group’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that carrying amount exceeds recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the statement of comprehensive income.

The carrying values of property, plant and equipment are disclosed in note 15.

Restoration and rehabilitation
The group’s accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management’s best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the statement of financial position by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges. The carrying value of the mine rehabilitation assets is presented in note 15 and the carrying value of the provision for rehabilitation is presented in note 20.

Derivative Financial Instruments
The group uses derivative financial instruments including call and put options to partially hedge its exposure to downward movements in the price of gold. At each reporting date, the fair value of outstanding options is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change post balance date. The carrying value of derivatives is presented in note 12.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

4.	Critical accounting estimates and judgments (continued)

Taxation
The group’s accounting policy for taxation requires management’s judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered  probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the statement of financial position and the amount of other tax losses and temporary differences not yet recognised.

In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the statement of comprehensive income. Information regarding income tax expense / (benefit) is provided in note 9 and information in relation to deferred tax balances is presented in note 17.

Business combination
During the period, the Group recognised a gain of $36,666,786 on the acquisition of a controlled entity. As described in note 30, this gain was determined by comparing the consideration paid for the acquisition to the fair value of the net assets acquired. The determination of those fair values required management to make estimations and assumptions similar to those described above for reserve estimates, exploration and evaluation expenditures, development expenditure, property, plant and equipment, restoration and rehabilitation and taxation. Any change in any of the underlying assumptions or estimates may impact the fair value of the net assets acquired and the resultant gain on acquisition.

5.	Segment reporting

(a)	Description of Segments

Management has determined the operating segments based on reports reviewed by the Executive Chairman and the Chief Financial Officer that are used to monitor performance and make strategic decisions. The business is considered from both a geographic and functional perspective and has identified four reportable segments.

Papua New Guinea consists of mining and processing and mineral exploration activities undertaken at the Simberi project. Solomon Islands consists of mineral exploration activities only as the project is not currently in production. The performance of the two geographic sectors is monitored separately.

The segment information presented to the Executive Chairman and the Chief Financial Officer does not include reporting of assets and liabilities or cash flows by segment.

Comparative segment information has been recognised in conformity with the requirements of AASB 8 Operating Segments. In the prior period the segments related to the Solomon Islands were not reported on as these segments were acquired as part of the acquisition of Australian Solomons Gold Limited during the current financial year.

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

5.	Segment reporting (continued)

(b)	Segment Information provided to the Executive Chairman and the Chief Financial Officer and the Board of Directors

2010	Papua New Guinea			Solomon Islands			Group
	Mining and Processing	Mineral Exploration	Total	Mining and Processing	Mineral Exploration	Total	Mining and Processing	Mineral Exploration	Total
	$	$	$	$	$	$	$	$	$
Revenue
Sales to external customers	67,555,369	-	67,555,369	-	-	-	67,555,369	-	67,555,369

Result
Segment contribution	(2,734,171)	(6,862,203)	(9,596,374)	(4,782,491)	(16,245)	(4,798,736)	(7,516,662)	(6,878,448)	(14,395,110)

2009	Papua New Guinea
	Mining and Processing	Mineral Exploration	Total
	$	$	$
Revenue
Sales to external customers	77,467,668	-	77,467,668

Result
Segment contribution	11,031,019	(7,250,878)	3,780,141

The Solomon Islands segments are not presented in the 2009 segment information as those segments were acquired pursuant to the acquisition of Australian Solomons Gold Limited during the current period (refer note 30).

ALLIED GOLD LIMITED Notes to the financial statements 30 June 2010

5.	Segment reporting (continued)

(c)	Other segment information

Reconciliations of reportable segment revenues, profit or loss, assets and liabilities and other material items

	2010	2009
Revenues
Total Revenue for reportable segments	67,555,369	77,467,668
Group Revenue	67,555,369	77,467,668

The Executive Chairman and the Chief Financial Officer assess the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealised gains / (losses) on financial instruments. Interest income and interest expense are not allocated to segments, nor are corporate expenses as these activities are centralised.

	Group
	2010	2009
Segment contribution	(14,395,110)	3,780,141
Capitalised expenditure	11,660,939	7,250,878
Unrealised loss on derivatives	(176,084)	1,133,187
Corporate expenses	(14,773,680)	(7,545,907)
Share based remuneration	(6,828,559)	(4,130,120)
Impairment of available for sale assets	(7,740)	(1,214,402)
Gain on acquisition of subsidiary	36,666,786	-
Other expenses	-	(3,426,778)
Other income	812,353	149,937
Foreign exchange gain / (loss)	1,431,060	-
Financial income	1,834,972	327,760
Financial costs	(5,996,122)	(3,396,347)
Loss from continuing operations	10,228,815	(7,071,651)

6.	Revenue and other income

(a) Revenue

Gold Income	67,474,314	77,182,556
By products	81,055	285,112
	67,555,369	77,467,668

(b) Other income

Net gain on disposal of property, plant and equipment	-	52,657
Net gain on disposal of investments	1,006,313	97,270
Net foreign exchange gains	987,640	-
Other	249,460	10
	2,243,413	149,937

Allied Gold Limited Notes to the financial statements 30 June 2010

6.           Revenue and other income (continued)

	Group
	2010 $	2009 $

(c) Financial income

Interest received	1,834,972	327,760

7.           Cost of sales

Cash operating costs comprise:
• employee expenses	8,455,037	6,223,952
• stores and other consumables	11,350,294	13,853,495
• fuel, power and water	8,952,548	11,402,866
• other	24,891,452	17,966,920
	53,649,331	49,447,233
Depreciation and amortisation charges	13,087,125	18,437,429
Changes in inventories and work in progress	1,900,873	(3,166,690)
	68,637,329	64,717,972
Royalties	1,652,211	1,718,677

	70,289,540	66,436,649

8.           Other expenses

Profit / (loss) before income tax includes the following specific expenses:

Operating lease rentals	-	2,999,950

Net foreign exchange (gains) / losses	(1,431,060)	1,819,366

Employee benefits expense	13,530,903	8,040,573
Amount capitalised	(3,388,255)	-
Total employee benefits expense expensed	10,142,648	8,040,573

Superannuation expense included in employee benefits expense is superannuation expense	1,035,273	659,327

Depreciation and Amortisation
Depreciation of plant and equipment	8,932,230	12,619,280
Amortisation of leased assets	3,063,658	1,565,355
Depreciation of development expenditure	2,354,828	4,348,844
	14,350,716	18,533,479
Amount capitalised	(1,049,791)	-
Total depreciation and amortisation expensed	13,300,925	18,533,479

Allied Gold Limited Notes to the financial statements 30 June 2010

8.           Other expenses (continued)

	Consolidated
	2010 $	2009 $

Finance expenses
Interest and finance charges on interest bearing liabilities	2,278,098	3,198,791
Loss termination of finance lease	2,891,037	-
Unwinding of discount on provision for rehabilitation	757,759	197,556
Other	744,520	-
	6,671,414	3,396,347
Amount capitalised	(675,292)	-
Finance costs expensed	5,996,122	3,396,347

Finance lease contingent rentals	2,996,449	2,216,800

9.           Income tax expense

(a)          Numerical reconciliation of income tax expense to prima facie tax payable

Profit / (loss) before income tax	10,228,815	(7,071,651)

Prima facie tax expense / (benefit) at the Australian tax rate of 30% (2009:30%)	3,068,645	(2,121,495)

Tax effect of amounts which are not deductible / (taxable) in calculating taxable income:
Non allowable items	(212,912)	2,849,271
Deferred tax assets not recognised	(2,855,733)	(727,776)
Income tax expense	-	-

Effective tax rate	0%	0%

(b)          Current tax liabilities

Movements in the provision for current income tax during the period were as follows:
Balance at the beginning of the year	-	-
Current year’s income tax expense / (benefit) on loss from ordinary activities	2,855,733	727,776
Transfer to tax losses not brought to account	(2,855,733)	(727,776)
Balance at end of year	-	-

Allied Gold Limited Notes to the financial statements 30 June 2010

	Group
	2010 $	2009 $

10. Trade and other receivables

Current
Trade receivables	1,919,810	562,405
Other receivables	2,240,908	238,089
	4,160,718	800,494

All trade and other receivables are unsecured. No receivables were past due or impaired as at 30 June 2010 ( 2009: $nil).

The group’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

11.         Inventories

Current
Raw materials and stores	5,370,488	5,847,146
Ore stockpiles	8	9
Gold in circuit	5,450,796	6,685,038
Finished goods	974,078	1,737,304
	11,795,370	14,269,497

12.         Derivative financial instruments

Current assets
Options – cash flow hedges	-	2,509,294

Current liabilities
Options – cash flow hedges	-	12,636,875

Non current assets
Options – cash flow hedges	-	851,002

Non current liabilities
Options – cash flow hedges	-	7,123,887

The prior period balances have been restated for the impact of a change in accounting policy and an accounting error in the prior period– refer note 3(j).

The derivative financial instrument liabilities in the prior period were denominated in United States dollars and were secured by fixed and floating charge over the assets of the subsidiary that has received the loans. The hedging facilities under which these liabilities arose were terminated in the current year and the fixed and floating charge was released by the hedge providers. The group exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

The amount of realised losses on derivative financial statements included in equity as at the end of the reporting period was $5,437,338 (2009: restated  unrealised losses $9,703,079).

Allied Gold Limited Notes to the financial statements 30 June 2010

	Group
	2010 $	2009 $

13. Available for sale financial assets

Non current
Listed equity securities – at market value	524,230	348,974

Available for sale financial assets comprise investments in the ordinary issued capital of various entities.  There are no fixed returns or fixed maturity dates.

During the year ended 30 June 2010 the Group recognised an impairment loss of $7,740 (2009: $1,214,402) in relation to listed equity investments. These investments declined significantly in value during the period and in the view of the Directors the decline in value is not considered to be temporary.

The impairment loss has been recognised in the statement of comprehensive income.

The fair value of financial assets and liabilities must be estimated for recognition and measurement. As of 1 July 2009, the group has adopted the amendment to AASB7 Financial Instruments: Disclosures which requires disclosure of fair values by level of the fair value measurement hierarchy prescribed by AASB7. The fair value of the group’s available for sale financial assets are determined on the basis of unadjusted quoted prices in an active market for those assets and as such fall within level 1 of the AASB7 fair value measurement hierarchy.

The group’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

14.         Other assets

Current
Prepayments	3,047,878	166,175
Other	18,797	80,617
	3,066,675	246,792

Allied Gold Limited Notes to the financial statements 30 June 2010

15.         Property, plant and equipment
	Group
2010	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Mine rehabilitation asset	Total
	$	$	$	$	$	$

Cost
At the beginning of the financial year	7,444,119	94,569,846	58,040,467	9,177,221	2,401,339	171,632,992
Acquired on acquisition of subsidiary (refer note 30)	-	-	15,117,000	67,160,516	3,738,824	86,016,340
Effect of changes in exchange rates	-	-	-	667,657	-	667,657
Additions	1,055,990	23,078,623	4,173,461	55,546,385	955,884	84,810,343
Disposals	-	-	-	-	-	-
At the end of the financial year	8,500,109	117,648,469	77,330,928	132,551,779	7,096,047	343,127,332

Accumulated depreciation
At the beginning of the financial year	(1,115,278)	(16,197,218)	(8,101,275)	-	(357,512)	(25,771,283)
Effect of changes in exchange rates	-	-	-	-	-	-
Charge for the year	(469,152)	(10,399,362)	(3,338,234)	-	(144,070)	(14,350,818)
Disposals	-	-	-	-	-	-
Impairment	-	(130,590)	-	-	-	(130,590)
At the end of the financial year	(1,584,430)	(26,727,170)	(11,439,509)	-	(501,582)	(40,252,691)

Net book value at 30 June 2010	6,915,679	90,921,299	65,891,419	132,551,779	6,594,465	302,874,641

Revision of estimate of reserves used for units of production basis of depreciation
During the year the estimate of reserves which is used for the basis of calculating units of use depreciation for certain property, plant and equipment utilised at the Group’s Simberi Gold Project was increased by 437,000 ounces. The net effect of the change in the current year was a decrease in depreciation and amortisation expense of $5,876,992. The actual impact on deprecation and amortisation expense in future periods will be dependent on the quantity of gold produced and additional capital expenditure on assets that are depreciated on the units of production basis.

Allied Gold Limited Notes to the financial statements 30 June 2010

15.         Property, plant and equipment (continued)

	Group
2009	Land and buildings	Plant and equipment	Other mineral assets	Assets under construction	Mine rehabilitation asset	Total
	$	$	$	$	$	$

Cost
At the beginning of the financial year	7,419,480	76,264,970	50,834,589	383,588	2,401,339	137,303,966
Additions	24,639	18,304,876	7,205,878	8,793,633	-	34,329,026
Disposals	-	-	-	-	-	-
At the end of the financial year	7,444,119	94,569,846	58,040,467	9,177,221	2,401,339	171,632,992

Accumulated depreciation
At the beginning of the financial year	(352,592)	(4,476,151)	(2,326,448)	-	(114,241)	(7,269,432)
Charge for the year	(762,686)	(11,656,675)	(5,774,827)	-	(243,271)	(18,437,459)
Disposals	-	-	-	-	-	-
Impairment	-	(64,392)	-	-	-	(64,392)
At the end of the financial year	(1,115,278)	(16,197,218)	(8,101,275)	-	(357,512)	(25,771,283)

Net book value at 30 June 2009	6,328,841	78,372,628	49,939,192	9,177,221	2,043,827	145,861,709

Allied Gold Limited Notes to the financial statements 30 June 2010

15.         Property, plant and equipment (continued)

	Group
	2010 $	2009 $

(c) Leased assets

Plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

Leased equipment
Cost	5,783,127	7,062,775
Accumulated depreciation	(2,202,115)	(1,565,355)
Net carrying value	3,581,012	5,497,420

(b)	Non current assets pledged as security

Refer to note 19 for information on non-current assets pledged as security by Group entities

16.         Exploration and evaluation expenditure

Cost
At the beginning of the financial year	11,115,743	10,406,786
Transferred from assets under construction	519,658	-
Effect of changes in exchange rates	(852,120)	-
Additions	12,927,980	708,957
At the end of the financial year	23,711,261	11,115,743

The ultimate recoupment of capitalised exploration and evaluation expenditure is dependent on successful development and commercial exploitation, or alternatively sale of the exploration areas.

17.         Deferred tax assets and liabilities

(a)	Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

Deductible temporary differences	11,126,821	1,088,523
Deductible temporary differences recognised in equity	1,340,363
Tax losses	52,784,173	866,916
Deferred tax assets brought to account to reduce provision for deferred income tax	(20,839,361)	(616,253)
	44,411,996	1,339,186

All unrecognised deferred tax assets relate to items recognised in the statement of comprehensive income.

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be applied.

Allied Gold Limited Notes to the financial statements 30 June 2010

17.         Deferred tax assets and liabilities (continued)

(b)         Provision for deferred income tax

	Group
	2010 $	2009 $

Provision for deferred income tax comprises the estimated expense at the applicable tax rate of the following items:

Exploration and evaluation expenditure	20,044,547	265,235
Unrealised foreign exchange differences	646,236	351,018
Accrued income	148,578
Deferred tax assets brought to account to reduce provision for deferred income tax	(20,839,361)	(616,253)
	-	-

18.         Trade and other payables

Current
Trade payables	25,377,894	12,786,505
Other payables and accruals	18,654,118	7,896,521
	44,032,012	20,683,026

All trade and other payables are unsecured.

The group’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

19.         Borrowings

Current
Interest bearing loans	2,775,551	-
Finance lease liabilities	1,706,419	2,094,483
	4,481,970	2,094,483
Non current
Finance lease liabilities	1,755,820	3,845,885
	1,755,820	3,845,885

The carrying amount of assets pledged as security for current and non current borrowings that are subject to fixed charges were:

Property, plant and equipment	3,581,012	138,070,287
	3,581,012	138,070,287

Current assets of the group with a value of $nil that are not subject to a fixed charge are subject to a floating charge (2009: $24,329,033).

Allied Gold Limited Notes to the financial statements 30 June 2010

19.         Borrowings (continued)

The group exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

20.         Provisions

Current
Employee entitlements	1,008,118	491,709

Non current
Rehabilitation and restoration	9,315,217	2,782,426

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

Rehabilitation and restoration
Carrying amount at start of year	2,782,426	2,584,870
Increase in provision due to change in estimate	955,884	-
Acquired on acquisition of subsidiary (refer note 30)	4,679,737	-
Effect of exchange rates	139,411	-
Accrual of discount	757,759	197,556
	9,315,217	2,782,426

Provision for rehabilitation and restoration
The provision for rehabilitation and restoration is based on the group’s environmental plans, in compliance with current environmental and regulatory requirements.  The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the rehabilitation and restoration of mining and exploration sites.  Full provision is made based on the net present value of the estimated cost of rehabilitating and restoring the environmental disturbance that has occurred up to the date of the Financial Statements.

During the period the Group engaged an independent consultant to prepare a revised estimate of the cost of rehabilitating and restoring the environmental disturbance that has occurred up to 30 June 2010 at the Simberi Gold Project. Based on the independent consultant’s report and a discount rate of 13%, the provision for rehabilitation and restoration for the Simberi Gold Project was increased by $955,884.

Allied Gold Limited Notes to the financial statements 30 June 2010

	Group
	2010	2009	2010	2009
	Number of shares	Number of shares	$	$

21. Contributed equity

(a) Ordinary shares	1,040,132,142	472,643,276	369,525,183	173,098,363

Movements in ordinary share capital:

Balance at beginning of financial year	472,643,276	377,005,725	173,098,363	133,686,704
Placement August 2008 at 31 cents	-	33,988,551	-	10,536,451
Placement February 2009 at 50 cents	-	61,649,000	-	30,824,500
Issued on acquisition of subsidiary (refer note 30)	110,339,866	-	46,817,214	-
Placement December 2009 at 35 cents	456,699,000	-	159,387,951	-
Conversion of options	450,000	-	157,500	-
	1,040,132,142	472,643,276	379,461,028	175,047,655
Costs of capital raising	-	-	(9,935,845)	(1,949,292)
Balance at end of financial year	1,040,132,142	472,643,276	369,525,183	173,098,363

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

(b)   Options

Options granted and exercised during the period, and on issue at balance date are as follows.

The table below sets out the movements in options during the year:

Exercise Price	Maturity	Outstanding at 1 July 2009	Options issued	Options expired or cancelled	Options exercised	Outstanding at 30 June 2010
$0.50 options	31/10/2009	180,000	-	(180,000)	-	-
$0.45 options	31/12/2009	3,400,000	-	(3,400,000)	-	-
$0.80 options	31/12/2010	1,000,000	-	-	-	1,000,000
$1 options	31/12/2010	1,000,000	-	-	-	1,000,000
$1.25 options	31/12/2010	1,000,000	-	-	-	1,000,000
$1.50 options	31/12/2010	1,000,000	-	-	-	1,000,000
$2 options	31/12/2010	1,000,000	-	-	-	1,000,000
$0.35 options(i)	31/10/2011	36,325,000	-	(5,862,500)	(450,000)	30,012,500
$0.31 Options	31/12/2010	1,699,427	-	-	-	1,699,427
$0.35 Options(ii)	31/12/2011	-	1,500,000	-	-	1,500,000
$0.50 Options(iii)	31/12/2013	-	37,500,000	-	-	37,500,000
$0.50 options(iv)	31/12/2013	-	1,175,000	-	-	1,175,000
		46,604,427	40,175,000	(9,442,500)	(450,000)	76,886,927

Allied Gold Limited Notes to the financial statements 30 June 2010

21.         Contributed equity (continued)

(b)   Options (continued)

Notes:
(i)	Of the 30,012,500 options expiring 31 October 2011, 9,375,000 vest upon the share price reaching $A0.70.

(ii)	Of the 1,500,000 options issued on 11 November 2009 and expiring 31 December 2011, 500,000 vest upon the share price reaching $A0.70.

(iii)
Of the 37,500,000 options issued on 11 November 2009 expiring 31 December 2013, 15,000,000 vest on 7 December 2010; 15,000,000 vest upon the share price reaching $A0.70 and 7,500,000 vest upon Allied Gold producing 100,000 ounces of gold in the period 1 October 2009 to 31 December 2010.

(iv)	Issued 22 December 2009.

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

(c)   Capital management

The primary objective of managing the group’s capital is to ensure that there is sufficient capital available, in the form of debt or equity funding, to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position. There were no changes to the group's overall capital management approach during the current year.

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

	Group
	2010 $	2009 $

22. Reserves and accumulated losses

Available for sale investments reserve	503,997	136,389
Hedging reserve – cash flow hedges	(5,437,338)	(9,703,079)
Share based payments reserve	16,604,976	9,776,417
Foreign currency translation reserve	5,427,787	(644,628)
	17,099,422	(434,901)
Accumulated losses	(15,559,454)	(25,788,269)
	1,539,968	(26,223,170)

(a)	Movements

Movements in the reserves and accumulated losses during the reporting period are presented in the Statement of Changes in Equity.

Allied Gold Limited Notes to the financial statements 30 June 2010

22.         Reserves and accumulated losses (continued)

(b)   Nature and purpose of reserves

(i)  Available for sale investments revaluation reserve
Changes in the fair value and exchange differences arising on translation of investments classified as available for sale financial assets, are taken to the available for sale investment revaluation reserve, as disclosed in note 3(h). Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(ii) Hedging reserve – cash flow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 3(j). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

(iii) Share based payments reserve
The share based payments reserve is used to recognise:
•	the fair value of options issued to employees but not exercised
•	the fair value of shares issued to employees

(iv) Foreign currency translation reserve
Exchange differences arising on translation of foreign subsidiaries are taken to the foreign currency translation reserve as described in note 3(c). The reserve is recognised in profit and loss when the net investment is disposed of.

23.         Earnings per share

	Group
	2010	2009 (restated)
	Cents	Cents

(a) Basic earnings / (loss) per share	1.31	(1.65)

(b) Diluted earnings / (loss) per share	1.31	(1.65)

(c) Reconciliation of earnings used in calculating earnings / (loss) per share

Profit / (loss) from continuing operations	10,228,815	(7,071,651)

The potential ordinary shares represented by issued options would have no impact on the loss from continuing operations if exercised.

(d) Weighted average number of shares used as the denominator

Weighted average number of shares used in calculation of basic earnings / (loss) per share	782,749,594	427,904,462

Adjustment for issued option in calculation of diluted earnings / (loss) per share	3,206,484	652,442

Weighted average number of shares used in calculation of diluted earnings / (loss) per share	785,956,078	428,556,904

Allied Gold Limited Notes to the financial statements 30 June 2010

23.         Earnings per share (continued)

(e)	Information concerning the classification of securities

Options issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive.  The options have not been included in the calculation of basic earnings / (loss) per share. Details relating to options are set out in note 27.

	Group
	2010 $	2009 $

24. Auditors’ remuneration

Remuneration of the auditor of the Company:

Auditing or reviewing the Financial Statements (BDO Audit (WA) Pty Ltd)	140,389	148,911
Other assurance services (BDO Audit (WA) Pty Ltd)	91,600	-
Other non assurance services(BDO Corporate Finance (WA) Pty Ltd)	62,762	-
	294,751	148,911

Audit or reviewing the Financial Statements of subsidiaries (KPMG Australia)	71,593	-

25.         Related party transactions

(a)	Company

The Company is Allied Gold Limited, a company incorporated and domiciled in Australia.

(b)	Subsidiaries

Interests in subsidiaries are set out in note 31.

(c)	Key management personnel

Disclosures relating to key management personnel are set out in note 26.

(d)	Terms and conditions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties, except that the loans to subsidiaries were non- interest bearing.

Outstanding balances are unsecured and repayable in cash.

Allied Gold Limited Notes to the financial statements 30 June 2010

26.         Key management personnel disclosures

(a)	Details of Key Management Personnel

Details of key management personnel during the current and prior financial years are set out in the Remuneration Report that is included in the Directors’ Report accompanying these financial statements.

Certain key management personnel have related party relationships with third parties that transact with the Group. The table below summarises the transactions undertaken with those key management personnel and their related parties during the current and prior financial years:

Key Management Personnel	Related entity	Description of transaction	2010 $	2009 $
Mark Caruso	Cancello Plant Hire Pty Limited	Directors fees- cash component	967,562	360,600
	Regional Management	Directors fees – share based payments	4,397,500	1,198,555
	Minesite Construction Services Pty Ltd	Finance lease – gross lease payments	2,643,900	3,325,200
	Minesite Construction Services Pty Ltd	Finance lease – contingent rentals	2,946,449	2,216,800
	Minesite Construction Services Pty Ltd	Finance lease – loss on extinguishment of finance lease liability	2,891,037	-
	Minesite Construction Services Pty Ltd	Finance lease – payout of lease liability	3,307,953	-
	Minesite Construction Services Pty Ltd	Purchase of mining equipment	1,462,126	646,384
	Minesite Construction Services Pty Ltd	Hire of mining equipment and labour	482,768	1,648,760
	Minesite Construction Services Pty Ltd	Construction of processing plant	-	573,333
	Mineral Commodities Limited	Administration and support services	-	26,308
			19,099,295	9,995,940
Greg Steemson	Steemson Geoscience Pty Ltd	Directors fees- cash component and share based payments	90,000	302,701
	Steemson Geoscience Pty Ltd	Geological consultancy services	37,500	78,962
			127,500	381,663
Frank Terranova	Novabank Pty Ltd	Directors fees – share based payments	2,198,750	527,616

Peter Torre	Torre Corporate Pty Ltd	Company secretarial services – cash and share based payments	149,100	243,622

All key management personnel that are not listed in the table above deal with Group in their own name only and do not have a related party relationship with any other party has commercial dealings with the Group.

Allied Gold Limited Notes to the financial statements 30 June 2010

26.         Key management personnel disclosures (continued)

(b)	Key Management Personnel Compensation

Remuneration by category
	Group
	2010 $	2009 $
Key Management Personnel
Short-term	2,616,633	1,714,630
Post-employment	175,224	101,960
Share-based payment	7,029,420	2,917,561
	9,821,277	4,734,151

(c)	Option holdings of key management personnel

2010

Key Management Personnel	Balance at start of year	Granted as remuneration	Exercised	Lapsed	Balance at end of year	Vested and exercisable
T Bubb	750,000	-	-	(750,000)	-	-
M Caruso	17,400,000	25,000,000	-	(5,025,000)	37,375,000	18,375,000
P Davies	1,000,000	175,000	-	(175,000)	1,000,000	700,000
P Du Plessis	1,000,000	-	-	(175,000)	825,000	525,000
R Hastings	3,750,000	500,000	-	(500,000)	3,750,000	2,750,000
M House	-	1,500,000	-	-	1,500,000	1,000,000
A Lowrie	2,000,000		-	(250,000)	1,750,000	1,250,000
G Steemson	2,000,000	-	-	(250,000)	1,750,000	1,250,000
F Terranova	6,250,000	12,500,000	-	(750,000)	18,000,000	9,250,000
P Torre	2,000,000	250,000	-	(250,000)	2,000,000	1,500,000
	36,150,000	39,925,000	-	(8,125,000)	67,950,000	36,600,000

2009

Key Management Personnel	Balance at start of year	Granted as remuneration	Exercised	Lapsed	Balance at end of year	Vested and exercisable
T Bubb	-	750,000	-	-	750,000	250,000
M Caruso	3,400,000	14,000,000	-	-	17,400,000	10,150,000
P Du Plessis	-	1,000,000	-	-	1,000,000	350,000
F Hart	500,000	-	-	(500,000)	-	-
R Hastings	-	3,750,000	-	-	3,750,000	1,750,000
R Johnson	5,000,000	-	-	(5,000,000)	-	-
A Lowrie	2,000,000	2,000,000	-	(2,000,000)	2,000,000	1,000,000
G Steemson	-	2,000,000	-	-	2,000,000	1,000,000
FTerranova	2,000,000	6,250,000	-	(2,000,000)	6,250,000	3,500,000
P Torre	-	2,000,000	-	-	2,000,000	1,000,000
	12,900,000	31,750,000	-	(9,500,000)	35,150,000	19,000,000

Allied Gold Limited Notes to the financial statements 30 June 2010

26.         Key management personnel disclosures (continued)

(d)	Shareholdings of key management personnel

2010
Name	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
M Caruso	7,585,193	-	-	-	7,585,193
R Hastings	300,000	-	-	-	300,000
M House	10,000	-	-	-	10,000
A Lowrie	1,635,460	-	-	-	1,635,460
G Steemson	1,100,000	-	-	-	1,100,000
F Terranova	1,000	-	-	-	1,000
P Torre	20,000	-	-	-	20,000
	10,651,653	-	-	-	10,651,653

2009
Name	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
M Caruso	5,577,693	-	-	2,007,500	7,585,193
R Hastings	300,000	-	-	-	300,000
M House	-	-	-	10,000	10,000
R Johnson	55,000	-	-	(55,000)	-
A Lowrie	1,635,460	-	-	-	1,635,460
J Moore	800,000	-	-	(800,000)	-
G Steemson	1,100,000	-	-	-	1,100,000
F Terranova	-	-	-	1,000	1,000
P Torre	-	-	-	20,000	20,000
	9,468,153	-	-	1,183,500	10,651,653

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the group would have adopted if dealing at arm’s length.

(e)	Loans to key management personnel

There were no loans to key management personnel during the period.

Allied Gold Limited Notes to the financial statements 30 June 2010

26.         Key management personnel disclosures (continued)

(f)	Finance leases

During the financial year an agreement entered into with Minesite Constructions, a company in which Mark Caruso is a shareholder and director, for the hire of mining equipment was terminated prior to their scheduled expiry date. Prior to its termination, the agreement was accounted for as a finance lease.

The carrying amount as at the reporting date of various mining equipment subject to finance leases with Minesite Constructions was $nil (2009: $3,249,717).  Under the terms of the leases, the Group had the option to acquire the leased assets for their agreed fair value on expiry of the leases. The agreement was terminated effective 1 April 2010. The provisional amount payable by the Group in consequence of the termination of the agreement is $6,466,764 which exceeded the recorded value of the lease liability of $3,575,727 as at the termination date. The excess of the termination value over the lease liability of $2,891,037 has been recorded in profit and loss under financing costs. The final amount payable for the mining equipment acquired as a consequence of the termination of the agreement was determined based on an independent valuation of the mining equipment.

The leases also provided for the payment of contingent rentals determined on the basis of a fixed charge per machine hour.

Set out below is a summary of amounts recorded in the financials in relation to the operation and termination of the agreement.

	Group
	2010 $	2009 $

Commitments in relation to finance leases with key management personnel are payable as follows:

Within one year	-	3,325,200
Later than one but not later than five years	-	4,156,500
Minimum lease payments	-	7,481,700

Future finance charges	-	3,641,886
Recognised as a liability	-	3,839,814

Amounts recorded in financial statements in relation to the operation of the lease agreement:
Lease liabilities:
- Current	-	1,063,713
- Non-current	-	2,776,101
	-	3,839,814
Finance charges included in the statement of comprehensive income as finance expenses	1,843,571	2,043,900

Contingent rentals paid	2,946,449	2,216,800

Loss on extinguishment of lease liability recorded as a financing cost	2,891,037	-

Amount payable under termination agreement included in trade creditors	7,864,847	-

Allied Gold Limited Notes to the financial statements 30 June 2010

27.	SHARE BASED PAYMENTS

(a)   Employee and directors options

The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on 28 November 2008. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns. All full time employees, part time employees and consultants to the group are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one ordinary share in the Company for every option held.

Set out below are summaries of options granted under the plan:

	Group and Company
	2010	2009
	Number of options	Number of options

Outstanding at the beginning of the year	44,905,000	14,020,000
Granted	40,175,000	37,650,000
Lapsed	(9,442,500)	(6,765,000)
Exercised	(450,000)	-
Vested and exercisable at end of year	75,187,500	44,905,000

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2010 was $0.47 (2009: $nil).

Fair value of options granted

The fair value of options at grant date is independently determined using a binomial pricing model that takes into account the exercise prices, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2010 included:

Non Executive Director options issued 11 November 2009

	No vesting conditions	Vesting condition[1]
Fair value at grant date	$0.187	$0.187
Exercise price	$0.35	$0.35
Grant date	11/11/2009	11/11/2009
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.425	$0.425
Expected price volatility of shares	65%	65%
Expected dividend yield	0%	0%
Risk free interest rate	4.83%	4.83%
Probability discount applied in relation to vesting conditions	0%	40%
Number of options	1,000,000	500,000

[1]	Options may not vest until the ordinary share price of the Company’s shares is greater than $0.70 for five consecutive days after the date of grant.

Allied Gold Limited Notes to the financial statements 30 June 2010

27.	SHARE BASED PAYMENTS(continued)

(a)   Employee and directors options (continued)

Executive Director options issued 11 November 2009

	Tranche A options[1]	Tranche B options[2]	Tranche C options[3]
Fair value at grant date	$0.166	$0.215	$0.167
Exercise price	$0.50	$0.50	$0.50
Grant date	11/11/2009	11/11/2009	11/11/2009
Expiry date	31/12/2013	31/12/2013[4]	31/12/2013
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	65%	65%	65%
Expected dividend yield	0%	0%	0%
Risk free interest rate	4.97%	5.25%	4.97%
Probability discount applied in relation to vesting conditions	0%	0%[4]	40%
Number of options issued	15,000,000	15,000,000	7,500,000

The terms of each Tranche of options are summarised below:

[1]	Tranche A – vest on grant date.

[2]	Tranche B – vest upon the 100,000th ounce of gold production between 1 October 2009 and 31 December 2010

[3]	Tranche C – vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

[4]
In calculating the fair value of the Tranche options subject to gold production performance conditions, the term to expiry was reduced to 1/7/2012 from 31/12/2013 to more fully reflect the vesting condition.

Employee options issued 22 December 2009

No vesting conditions
Fair value at grant date	$0.166
Exercise price	$0.50
Grant date	22/12/2009
Expiry date	31/12/2013
Share price at grant date	$0.33
Expected price volatility of shares	65%
Expected dividend yield	0%
Risk free interest rate	4.97%
Probability discount applied in relation to vesting conditions	0%
Number of options	1,175,000

(b)           Expenses arising from share based payment transactions

Included under employee benefits expense in the statement of comprehensive income was $6,828,559 (2009 $4,130,120), and relates, in full, to equity-settled share-based payment transactions.

Allied Gold Limited Notes to the financial statements 30 June 2010

Group
2010 $	2009 $

28.Cash and cash equivalents and cash flow from operations

(a)           Cash and cash equivalents

Cash assets	85,525,391	20,529,979

The group’s exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 29. Note 29 also presents information in relation to the fair value of financial instruments.

Profit / (loss) after income tax	10,228,815	(7,071,651)
Depreciation and amortisation	13,300,025	18,533,479
Provision – employee entitlements	339,855	125,890
Unrealised foreign exchange adjustments	(623,444)	(806,601)
Share-based payments	6,828,559	4,130,120
Unwinding of environmental discount	757,759	197,556
Interest on finance leases	2,278,099	2,266,409
Loss on extinguishment of lease liability	1,990,000	-
Foreign exchange losses on borrowings	-	2,155,392
Impairment of available for sale assets	7,740	1,214,402
Gain on sale of available for sale assets transferred to profit or loss	(1,006,313)	-
Realised losses on hedging transactions transferred to profit or loss	5,691,821	(1,155,015)
Bargain purchase	(36,666,786)	-
Unrealised loss on derivatives	176,124	-
(Payments) / Proceeds from settlement of derivatives	(17,826,546)	5,122,882
Other	(491,255)	(204,443)
Changes in assets and liabilities during the year:
(Increase)/decrease in receivables	(3,511,424)	(2,945,220)
(Increase)/decrease in prepayments	(1,787,246)	-
Increase / (decrease)in payables	(2,875,650)	-
(Increase)/decrease in inventories	2,680,469	-

Net cash used in operations	(20,509,398)	21,563,200

(c)           Non cash investing and financing activities

Increase in capital accruals	18,967,318	4,000,000
Property, plant and equipment acquired under finance leases	3,010,068	7,062,775
Equity settled acquisition of controlled entity (refer note 30)	41,929,149	-
Equity settled costs of raising equity capital	-	143,240

Allied Gold Limited Notes to the financial statements 30 June 2010

29.           Financial instruments

In the normal course of its operations, the group is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the group may enter into transactions which make use of both on and off statement of financial position derivatives.  The group does not acquire, hold or issue derivatives for trading purposes. The group’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

•	Safeguarding the group’s core earnings stream from its major asset through the effective control and management of financial risk.
•	Effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures.
•	Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Executive Chairman and Chief Financial Officer are responsible for the management of the group’s financial risks within Board approved directives. The group holds the following financial instruments:

	Group
	2010 $	2009 $
Financial assets
Cash and cash equivalents	85,525,391	20,529,979
Trade and other receivables	4,160,718	677,183
Securities available for sale	524,230	348,974
Derivative assets	-	2,711,759
	90,210,339	24,267,895
Financial liabilities
Trade and other payables	44,031,998	18,133,857
Borrowings	6,237,790	5,940,368
Derivative liabilities	-	15,946,935
	50,269,788	40,021,160

The sensitivity analyses presented in the following notes are based on changes in underlying prices or rates that the group considered to be reasonably possible at the end of the reporting period.

(a) Market risk

(i) Gold price risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The group may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices.  In order to protect against the impact of falling gold prices, the group enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the group’s financing facilities and sustaining capital. The majority of the group’s forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Prior to 26 February 2010 call and put options were used by the group to manage the gold price risk.  On 26 February 2010 the group terminated its gold hedging facilities and in the period from 26 February 2010 to 30 June 2010 has maintained an unhedged position in relation to gold price risk. As the group did not have any hedging in place as at 30 June 2010 it was fully exposed to gold price risk.

The marked to market value of all derivatives making up the hedge position as at 30 June 2010 was $nil (2009: loss of $16,400,466).

Allied Gold Limited Notes to the financial statements 30 June 2010

29.           Financial instruments (continued)

(a) Market risk (continued)

(i) Gold price risk (continued)

The group had nil net forward pricing commitments outstanding against future production as at 30 June 2010. As at 30 June 2009 the group had net forward pricing commitments outstanding against future production as follows:

2009

	Less than 1 year		1 to 2 years		2 to 3 years	3 to 4 years	Total

Put options (US Dollar / Gold)
Amount (ounces)		39,748		20,154	-	-		59,902
US$/oz	US$	700	US$	700	-	-	US$	700

Call options (US Dollar / Gold)
Amount (ounces)		34,429		20,154	-	-		54,583
US$/oz	US$	700	US$	700	-	-	US$	700

Based on the financial instruments held by the group as at 30 June 2010, had the United States dollar gold price weakened / strengthened by 10% with all other variables held constant, equity would have been $nil higher / lower and the group loss $nil higher / lower (2009: equity $2,803,043 higher / $1,868,696).  The balance of the gold hedging reserve as at 30 June 2010 represents the realised loss on hedging instruments that were terminated prior to their maturity. The loss will be amortised over the remaining life of the instruments and is not impacted by changes in the gold price. In the current period variations in the gold price impact group loss after tax due to some of the entity’s options being classified as ineffective for hedge accounting purposes following a restructuring of the entity’s hedge book during the period.

 (ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the group’s functional currency.  The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina, the United States Dollar, the Solomon Island Dollar and the British Pound.  No material programs for hedging foreign exchange risk were implemented by the group in the 2010 or 2009 financial years.

The group’s exposure to foreign currency risk at the reporting date was as follows:

30 June 2010
	USD $	PGK $	SBD $	GBP $
Financial assets
Cash and cash equivalents	11,742,806	1,903,230	87,584	402,308
Trade and other receivables	1,919,810	292,158	21,293
	13,662,616	2,195,388	108,877	402,308
Financial liabilities
Trade and other payables	1,385,575	2,710,887	776,980	16,235
Borrowings	-	3,462,238	-	-
	1,385,575	6,173,125	776,980	16,235

Allied Gold Limited Notes to the financial statements 30 June 2010

29.           Financial instruments (continued)

(a) Market risk (continued)

(ii) Foreign exchange risk (continued)

30 June 2009
	USD $	PGK $	SBD $	GBP $
Financial assets
Cash and cash equivalents	3,928,292	554,906	-	-
Trade and other receivables	558,351	117,872	-	-
Derivative assets	2,711,759	-	-	-
	7,198,402	672,778	-	-
Financial liabilities
Trade and other payables	1,920,071	9,356,717	-	-
Borrowings	-	2,100,554	-	-
Derivative liabilities	15,946,935	-	-	-
	17,867,006	11,457,271	-	-

Based on the financial instruments held by the group as at the reporting date, the sensitivity of the group’s profit after tax for the year and equity at the reporting date to movements in the Australian dollar to US dollar and Australian dollar to PNG Kina exchange rates was:

•
Had the Australian dollar weakened / strengthened by 5% against the US dollar with all other variables remaining constant, the group’s profit after tax would have been $613,852 lower / higher (2009: $128,328 lower / higher)  and equity would have been $nil lower / higher (2009: $661,758).

•
Had the Australian dollar weakened / strengthened by 5% against the PNG Kina with all other variables remaining constant, the group’s profit after tax would have been $198,889 lower / higher (2009: $539,225 lower / higher).

•
Had the Australian dollar weakened / strengthened by 5% against the Solomon Island dollar with all other variables remaining constant, the group’s profit after tax would have been $33,405 lower / higher (2009: $nil lower / higher).

•
Had the Australian dollar weakened / strengthened by 5% against the British pound with all other variables remaining constant, the group’s profit after tax would have been $19,304 lower / higher (2009: $nil lower / higher).

 (iii) Interest rate risk

The group’s main interest rate risk arises from variable rate interest rates on cash and cash equivalents. No hedging programs were implemented by the group to manage interest rate risk during the 2010 or 2009 reporting periods.

Allied Gold Limited Notes to the financial statements 30 June 2010

29.           Financial instruments (continued)

(a) Market risk (continued)

(iii) Interest rate risk (continued)

As at the reporting date, the group had the following exposures to interest rate risk:

	30 June 2010		30 June 2009
	Weighted average interest rate %	Balance $	Weighted average interest rate %	Balance $

Financial assets
Cash and cash equivalents	3.5%	85,525,391	3.5%	20,529,979

All interest rates were floating rates. Interest rates on the borrowings are repriced quarterly.

At 30 June 2010, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, profit for the year would have been $427,627 higher / lower (2009: change of +/- 50 basis points - $102,650  higher / lower).

 (iv) Equity price risk

The group and the Company are exposed to equity securities price risk arising from investments classified on the statement of financial position as available for sale.  Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the group’s and the Company’s available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At 30 June 2010, if the index had changed by +/- 5 % from its year end level with all other variables held constant, group equity at 30 June 2010 would have been $26,200 higher / lower (2009: change of +/- 5% - $17,400 higher / lower).

 (b) Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the group. Credit risk is managed at the group level.  The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties.  Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

Counterparty risk under derivative financial instruments is to two reputable banking institutions.

All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

The carrying amount of financial assets recorded in the financial statements represents the group’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Allied Gold Limited Notes to the financial statements 30 June 2010

 29.           Financial instruments (continued)

 (c) Liquidity risk

The group’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner.  The group manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the group has the ability to access required funding.

The tables below analyse the group’s financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Group entity as at 30 June 2010

	Less than 6 months $	6 to 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total $	Carrying amount $

Trade and other payables	44,032,012	-	-	-	44,032,012	44,032,012

Borrowings	3,397,939	1,184,875	1,820,486	447,847	6,851,147	6,237,791

Total	47,429,951	1,184,875	1,820,486	447,847	50,883,159	50,269,803

Group entity as at 30 June 2009

	Less than 6 months $	6 to 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total $	Carrying amount $
Non derivatives
Trade and other payables	18,133,857	-	-	-	18,133,857	18,133,157

Borrowings	3,616,126	3,408,592	2,669,268	185,708	9,879,694	5,940,368

Total non derivatives	21,749,983	3,408,592	2,669,268	185,708	28,013,551	24,073,525

Derivatives
Net settled - outflows	4,656,493	5,778,864	6,108,635	-	16,543,992	15,946,935

Total derivatives	4,656,493	5,778,864	6,108,635	-	16,543,992	15,946,935

(d) Fair value estimation

The fair value of cash and cash equivalents, trade and other receivables and trade and other payables is considered to be a reasonable approximation of their fair value due to their short term nature.

Other financial assets and other financial liabilities represent unrealised gains and losses under derivative financial instruments.  Those unrealised gains and losses represent the fair value of commodity contract derivative financial instruments estimated based upon relevant market information at the reporting date.

The fair value of borrowings as at the reporting date is considered to be a reasonable approximation of their fair value as the interest rate on those borrowings is variable and was repriced on the reporting date.

Available for sale financial assets are carried at fair value.

Allied Gold Limited Notes to the financial statements 30 June 2010

30.         Business combination

(a)         Summary of business combination

On 24 November 2009, Allied Gold Limited obtained control of Australian Solomons Gold Limited (“ASG”), the owner of the Gold Ridge gold project in the Solomon Islands. As at 30 June 2010 ASG was wholly owned by Allied Gold Limited. The acquisition was undertaken to diversify the Group’s asset base and to increase its gold production capacity in the South Pacific region.

ASG contributed revenues of $Nil and a net loss of $1,571,144 to the Group for the period from 1 December 2009 to 30 June 2010. Had the acquisition occurred on 1 July 2009, the effect would have been to increase revenues by $91,270 and increase the net loss by $2,647,865.

Details of the purchase consideration are as follows :

$

Consideration paid by the Company - Issue of 110,339,866 shares of Allied Gold Limited to acquire shares in controlled entity	41,929,149

The value of the Allied Gold Limited shares issued as consideration for the purchase of shares in the controlled entity was determined using the market value of Allied Gold Limited shares at 24 November 2009 of $0.38 per share.

(b)           Assets and liabilities acquired

The table below summarise the assets and liabilities recognised as result of the business combination:

Acquisition fair value $
Cash	3,573,926
Trade and other receivables	5,568
Inventories	16,495
Property, plant and equipment	67,160,516
Rehabilitation asset	3,738,824
Mining rights	15,117,000
Trade payables	(1,205,102)
Provision for employee benefits	(243,490)
Provision for environmental remediation	(4,679,737)

Net assets acquired	83,484,000

The fair value of acquired receivables is $5,568. The gross contractual amount for trade receivables due is $255,035 of which $249,467 is considered to be uncollectible.

(c) Direct acquisition costs

Acquisition related costs of $1,717,914 are included in other expenses in profit or loss and in operating cash flows in the statement of cash flows.

Allied Gold Limited Notes to the financial statements 30 June 2010

30.	Business combination (continued)

a.	Bargain purchase

A gain on consolidation or bargain purchase was recognised in profit or loss as a result of the acquisition as follows:

$

Consideration paid by the Company	41,929,149
Less value of net assets acquired	(83,484,000)

Gross gain on consolidation	(41,554,851)

Less impairment loss on shares held in acquiree prior to gaining control	4,888,065

Gain on consolidation recognised in profit or loss	36,666,786

The above table presents information on the basis that the Group acquired 100% of the acquiree within the financial year. At the time of obtaining control there existed a non controlling interest with a fair value of $1,290,667. The non controlling interest was acquired during the period by the company in exchange for shares in Allied Gold Limited at with a fair value of $1,290,667.

31.           Group entities

			Equity
	Class		Holding
	of share	Place of Incorporation	2010%	2009%
Company or parent entity
Allied Gold Limited		Australia	-	-
Subsidiaries
Australian Solomons Gold Limited	Ord	Australia	100	-
AGL (SGC) Pty Ltd	Ord	Australia	100	-
AGL (ASG) Pty Ltd	Ord	Australia	100	-
Allied Gold Finance Pty Ltd	Ord	Australia	100	-
Allied Gold Services Pty Ltd	Ord	Australia	100	-
Allied Tabar Exploration Pty Ltd	Ord	Australia	100	100
Advance R & D Pty Ltd	Ord	Australia	100	100
Aretrend Pty Ltd	Ord	Australia	100	100
ASG Solomon Islands Limited	Ord	Solomon Islands	100	-
Compania Minera Nord Pacific de Mexico, S.A. de C.V.	Ord	Mexico	100	100
Gold Ridge Mining Limited	Ord	Solomon Islands	100	-
Hicor Corporation	Ord	United States	100	100
JV Mine (Australia) Pty Ltd	Ord	Australia	100	-
Nord Australex Nominees (PNG) Ltd	Ord	PNG	100	100
Nord Australex Nominees Pty Ltd	Ord	Australia	100	100
Nord Pacific Ltd	Ord	Canada	100	100
Simberi Gold Company Limited	Ord	PNG	100	100
Solomon Islands International Pty Ltd	Ord	Australia	100	-
Tabar Exploration Company Ltd	Ord	PNG	100	100

Allied Gold Limited Notes to the financial statements 30 June 2010

32            Parent Entity Information

The following details information related to the parent entity, Allied Gold Limited, as at and for the financial period ended 30 June 2010. The information presented here has been prepared using the same bases of presentation as described in note 2 and the accounting policies as presented in note 3.

2010 $

Current assets	83,270,963
Non-current assets	264,883,022
Total assets	348,153,985
Current liabilities	6,048,338
Non-current liabilities	-
Total Liabilities	6,048,338
Contributed equity	369,525,182
Retained earnings / (accumulated losses)	(44,519,704)
Share based payments reserve	16,596,172
Available for sale investments revaluation reserve	503,997
Total equity	342,105,647

Loss for the year	(21,509,334)
Other comprehensive income for the year	367,608
Total comprehensive income / (loss) for the year	(21,141,726)

As disclosed in note 33(e) executives of the group will be entitled to compensation for past services if their employment is terminated by the group other than for specific reasons as outlined in their employment contracts.  The amount that would be payable to executives of the parent entity under those circumstances is $1,398,400.

33.           Commitments and contingent liabilities

(a)        Lease commitments – Group entity as lessee

Non-cancellable operating leases

The group leases office premises and various plant and machinery under non-cancellable operating leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Group
	2010 $	2009 $
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:
Within one year	2,129,368	2,129,368
Later than one year but not later than five years	-	2,129,368
	2,129,368	4,258,736

Allied Gold Limited Notes to the financial statements 30 June 2010

33.           Commitments and contingent liabilities (continued)

(a)        Lease commitments – Group entity as lessee (continued)

 Finance leases

	Group
	2010 $	2009 $
Commitments in relation to finance leases are payable as follows:
Within one year	2,008,318	4,559,600
Later than one but not later than five years	1,896,669	5,320,408
Minimum lease payments	3,904,987	9,880,008

Future finance charges	442,748	3,939,640
Recognised as a liability	3,462,239	5,940,368

Representing lease liabilities:
Current	1,706,419	2,094,483
Non-current	1,755,820	3,845,885
	3,462,239	5,940,368

Finance charges included in the statement of comprehensive income as financing costs	2,278,099	2,266,410

 (b)        Exploration & Development costs – Commitments for Expenditure.

In order to proceed with the development of the Simberi Project and to maintain current rights of tenure to Australian and PNG exploration tenements, the group is required to outlay  $900,900 over the next financial year (2009: $900,900). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the financial statements.

(c)         Capital commitments

Capital expenditure contracted for at the reporting date but not recognised in liabilities is as follows:

	Group
	2010 $	2009 $
Capital expenditure for redevelopment of Gold Ridge Project	65,774,434	-
Capital expenditure for Simberi Oxide processing plant	232,388	1,412,811
Capital expenditure for Sulphide pre-feasibility study	153,090	644,760

(d)           Hedging commitments

As disclosed in note 29, in the prior year a subsidiary had entered into commitments under a program for hedging its exposure to gold price risk. Details relating to these commitments are disclosed in note 29.

Allied Gold Limited Notes to the financial statements 30 June 2010

33.           Commitments and contingent liabilities (continued)

Group
2010 $	2009 $

(e)           Contingent liabilities

Executives of the group will be entitled to compensation for past services if their employment is terminated by the group other than for specific reasons as outlined in their employment contracts. This amounts to:	1,874,730	656,000

(f)           Legal action

In December 2009, Simberi Gold Company initiated legal proceedings against Intermet Engineers (Pty) Ltd (“Intermet”) and a director of Intermet in respect of breaches of contract entered into between the controlled entity and Intermet whereby Intermet were contracted to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project.  Under the legal action, the controlled entity is claiming damages of not less than $40 million.

Intermet have advised that they will defend the claim and have indicated that they will make a counter claim for an amount of $1.2 million for outstanding monies due from the controlled entity under the contract.  This amount has been fully accrued as a liability by the controlled entity pending the outcome of the litigation.

34.           Subsequent events

No matter or circumstance has arisen since 30 June 2010 that has significantly affected, or may significantly affect:

a.	the Group’s operations in future financial years, or
b.	the results of those operations in future financial years, or
c.	the Group’s state of affairs in future financial years.

Allied Gold Limited Declaration by Directors 30 June 2010

DECLARATION BY DIRECTORS

The directors of the company declare that:

1.
The financial statements, comprising the statement of comprehensive income, statement of financial position, statement of cash flows, statement of changes in equity, accompanying notes, are in accordance with the Corporations Act 2001 and:

(a)	comply with Accounting Standards and the Corporations Regulations 2001; and

(b)	give a true and fair view of the financial position as at 30 June 2010 and of the performance for the year ended on that date of the consolidated entity.

2.	In the directors’ opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

3.
The remuneration disclosures included on pages 10 to 19 of the directors’ report (as part of the audited Remuneration Report), for the year ended 30 June 2010, comply with section 300A of the Corporations Act 2001

4.	The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A.

5.	The company/consolidated entity has included in the notes to the financial statements an explicit and unreserved statement of compliance with International Financial Reporting Standards

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:

M Caruso Director

Signed at Perth this 29th day of August 2010

Tel: +8 6382 4600
Fax: +8 6382 4601
www.bdo.com.au

38 Station Street
Subiaco, WA 6008
PO Box 700 West Perth WA 6872
Australia

29 August 2010

Allied Gold Limited
Unit B9, 431 Roberts Road
Subiaco 6008
Western Australia

Dear Sirs

DECLARATION OF INDEPENDENCE BY PETER TOLL TO THE DIRECTORS OF ALLIED GOLD LIMITED

As lead auditor of Allied Gold Limited for the year ended 30 June 2010, I declare that to the best of my knowledge and belief, there have been:

- No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Allied Gold Limited and the entities it controlled during the period.

Peter Toll
Director

BDO

BDO Audit (WA) Pty Ltd
Perth, Western Australia

82

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of separate entities which are all members of BDO (Australia) Limited ACN 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO (Australia) Limited are members of BDO International Limited, a UK company limited by guarantee, and form a part of the international BDO network of independent member firms. Liability limited by scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

BDO

Tel: +8 6382 4600
Fax: +8 6382 4601
www.bdo.com.au

38 Station Street
Subiaco, WA 6008
PO Box 700 West Perth WA 6872
Australia

INDEPENDENT AUDITOR'S REPORT

To the members of Allied Gold Limited

Report on the Financial Report

We have audited the accompanying financial report of Allied Gold Limited, which comprises the statement of financial position as at 30 June 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial statements comply with *International Financial Reporting Standards*.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

83

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of separate entities which are all members of BDO (Australia) Limited ACN 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO (Australia) Limited are members of BDO International Limited, a UK company limited by guarantee, and form a part of the international BDO network of independent member firms. Liability limited by scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001* would be in the same terms if it had been given to the directors at the time that this auditor's report was made.

Auditor's Opinion

In our opinion:

(a) the financial report of Allied Gold Limited is in accordance with the *Corporations Act 2001*, including:

    (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2010 and of its performance for the year ended on that date; and

    (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(a) the financial report also complies with *International Financial Reporting Standards* as disclosed in Note 2.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 10 to 20 of the directors' report for the year ended 30 June 2010. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion

In our opinion, the Remuneration Report of Allied Gold Limited for the year ended 30 June 2010, complies with section 300A of the *Corporations Act 2001*.

BDO Audit (WA) Pty Ltd

BDO

PETER TOLL

Director

Perth, 29 August 2010